THE MSA GROUP

Specialist Consultants to the Mining Industry

# Excellon Resources Inc.
# Silver City Project, Bräunsdorf Licence, Saxony, Germany
# NI 43-101 Technical Report


Mineral Resources
ISO 9001
reporting
exploration
environmental
Mining Studies
Due Diligence

**Prepared by The MSA Group (Pty) Ltd for:**
**Excellon Resources Inc. and Saxony Silver Corp.**

EXCELLON RESOURCES

The MSA Group (Pty) Ltd | Registration No: 2000/002800/07
Tel: +27 (0)11 880 4209 | Fax: +27 (0)11 880 2184 | email: info@msagroupservices.com
Henley House, Greenacres Office Park. Cnr Victory and Rustenburg Roads, Victory Park, 2195
PO Box 81356, Parkhurst, 2120, South Africa
Directors: KD Scott, NNP Makhoba, IG Haddon

www.msagroupservices.com

# Silver City Project, Bräunsdorf Licence, Saxony, Germany

# NI 43-101 Technical Report

## Excellon Resources Inc. and Saxony Silver Corp

10 King Street East, Suite 200

Toronto, Ontario, Canada M5C 1C3

E-mail: info@excellon resources.com

Website : www.excellonresources.com

Tel: +1 416 364 1130

Fax: +1 416 364 6745

**The MSA Group (Pty) Ltd**

Henley House, Greenacres Office Park

Cnr Victory & Rustenburg Roads

Victory Park 2195

South Africa

**MSA Project Number: J4511**

| | |
|---|---|
| **Effective Date:** | **September 17, 2021** |
| **Signature Date:** | **December 22, 2021** |

**Authored by:**

*["Original signed"]*

Michael J. Robertson, Pr.Sci.Nat. (400005/92) ; MAusIMM (316078)

Principal Consultant

**Peer Reviewed by:**

*["Original signed"]*

David Dodd, Pr.Sci.Nat. (400011/04)

Principal Consultant

***IMPORTANT NOTICE***

*This report was prepared as a National Instrument NI 43-101 Technical Report for Excellon Resources Inc. ("Excellon") and Silver City Corp. ("Silver City") by The MSA Group (Pty) Ltd ("MSA"), South Africa. The quality of information, conclusions and estimates contained herein is consistent with the level of effort involved in MSA's services, based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth in this report. This report is intended for use by Excellon and Silver City subject to the terms and conditions of its contract with MSA. Except for the purposes legislated under Canadian provincial securities law, any other uses of this report by any third party is at that party's sole risk.*

## SUMMARY

### Property Description and Ownership

The Silver City exploration project (the "Project") is located in the historic Freiberg silver mining district in the Free State of Saxony, Germany. The nearest city is Freiberg, located less than 5 kilometres south of the Project. The Project is covered by the 164 square kilometre Bräunsdorf exploration licence and includes six major and six minor historical silver mining camps exploited over a period of 750 years.

Excellon Resources Inc. ("Excellon") entered into an agreement with Globex Mining Enterprises Inc. ("Globex") in 2019 for the option to acquire a 100% interest in the Project (the "Option"). Excellon holds the Option through its wholly owned subsidiary, Saxony Silver Corp.

The Bräunsdorf licence was issued by the Mining Authority of Saxony in Freiberg ("Sächsisches Oberbergamt") and is registered under register no. 12-4741.1/685 and the field number 1685 at the Mining Authority of Saxony. The licence is valid until September 30th, 2022.

A site visit to the Project was carried out by the Qualified Person, Michael Robertson, Principal Consultant at The MSA Group (Pty) Ltd. ("QP") from 14 to 17 September 2021.

### Geology and Mineralization

The Freiberg mining district is located in the north-eastern part of the Erzgebirge ("German Ore Mountains") metallogenic province, which extends from the eastern part of Saxony and northern Bavaria to the western Czech Republic. The Erzgebirge forms the northern tip of the Bohemian Massif, part of the Variscan Orogeny in central Europe.

The Freiberg silver-lead-zinc district is an example of an epithermal system centred on a domal structure comprising a Neoproterozoic gneiss unit flanked by younger schists and phyllites to the northwest. The eastern part of the gneiss dome was intruded by the late collisional granite and is covered by a volcanic complex.

The Bräunsdorf licence area is located on the north-eastern periphery of the Freiberg mining district and covers the transition from the gneissic units of the Freiberg dome to the surrounding rocks of lower metamorphic grade. The south-eastern part of the Project is underlain by biotite-muscovite-plagioclase paragneisses of the upper grey-gneiss unit with a foliation that dips to the northwest. A mica schist sequence to the northwest of this is separated from the gneisses by a transition zone comprising steeply northwest and north dipping alternating domains of mica schist and gneiss with intercalated meta-sediments (locally graphitic), meta-tuffs, hornfelses, quartzites, amphibolites, and marbles. About 50% of the southern part of the Bräunsdorf licence area and over 80% of the northern part are covered by alluvium and overburden greater than 2 metres thick.

The Project area covers a 1-5 kilometre wide low- to intermediate sulfidation silver (±lead-zinc-copper-gold) epithermal vein system extending over at least 36 kilometres in a northeast-southwest orientation. The veins generally dip to the northwest at 45-75°.

The most favourable sites for extensional veins (including stockwork zones and replacement) and associated epithermal mineralization are the gneissic units, graphitic mica schist and mafic volcanics and the respective lithological contacts, particularly the contacts between the transition zone and the mica schist unit. During the 2020 drill campaign, significant mineralization was encountered in mafic volcanics along the mafic volcanics and mica schist contact, representing a new setting with further discover potential.

**Status of Exploration**

Prior to exploration activities conducted by Excellon in 2019, historical mining, drilling, sampling, and more recently soil and grab sampling, a land and drone magnetic survey, and induced polarization ("IP") surveys were conducted at the Project.

Since becoming the operator in 2019, Excellon has conducted petrographic and Mineral Liberation Analysis ("MLA") studies, seismic and IP surveys and diamond drill testing (16 holes totalling 3,687 metres) of a number of target areas accompanied by detailed core logging, sampling and laboratory analyses. In accordance with an agreement between Helmholtz Institute ("HIF") and Excellon, HIF staff have been performing drill core mapping using hyperspectral analysis ("HA") in order to improve the understanding of the local mineralization and alteration.

Globex exploration data have been incorporated into a GIS database, together with maps and plans of historical workings which have been digitised, georeferenced and modelled in 3D using Leapfrog Geo to assist in drillhole planning.

All Excellon exploration activities are conducted in accordance with project-specific standard operating procedures.

**Conclusions**

It is the QP's opinion that the drilling, logging, sampling, laboratory analysis, and QAQC procedures adopted by Excellon are consistent with generally recognized industry best practices, and the sample database is of sufficient quality to ensure safe, robust, and efficient Project data management.

The results of exploration activities carried out by Globex and Excellon have confirmed further continuity of the epithermal vein system known from historical mining records. In addition, the new discovery in the 2020 drilling program of epithermal veins associated with the mafic volcanic - schist contact at the Grauer Wolf and Reichenbach targets has confirmed the exploration potential of the district.

The geological setting, historical mining, and the exploration results to date present substantial evidence of polymetallic mineralization and justify additional technical studies and exploration expenditures.

**Recommendations**

Additional drilling is recommended around the Bräunsdorf, Reichenbach, Grauer Wolf, Siegfried, and Großvoigtsberg targets. In order to improve the geological confidence and expand the known mineralization, further investigation should focus along strike as well as to depth below the historical mine workings.

Mineral exploration work consisting of drilling and soil sampling completed to date covered a relatively small portion of the Project area. The presence of significant structural elements and multiple undrilled vein occurrences that were identified through soil/float sampling and geophysics suggest high exploration potential of the remaining part of the property. In particular, exploration drilling at the untested Oberguna target and examination of an area near Langhennersdorf with highly anomalous soil samples are options for further exploration work, albeit of lower priority.

Magnetic and gravimetric surveys proved to be very useful for delineating geological contacts and regional tectonic elements associated with the emplacement of polymetallic veins. As a consequence of the limited spatial coverage, inconsistent resolution and data quality of the airborne and ground magnetic surveys carried out by Globex in 2019, further magnetic surveys are recommended in selected areas of the property.

The proposed work program includes:

- Step-out diamond drilling at Bräunsdorf to assess the extent and nature of mineralization below workings of the historical Neue Hoffnung Gottes Mine.
- Step-out diamond drilling at Grauer Wolf and Reichenbach to confirm the continuity of the known mineralization along the strike and towards depth.
- Step-out diamond drilling at Großvoigtsberg to confirm continuity of the known mineralization along the strike and towards depth, particularly in the areas where rich ore shoots were documented during historical mining.
- Drill testing of magnetic lineaments and inferred geological contacts near Grauer Wolf and Reichenbach.
- Drill testing of magnetic lineaments and inferred geological contacts at Siegfried, which are interpreted to be an extension of the Bräunsdorf mineralization towards southwest.
- Drill testing of magnetic lineaments and inferred geological contacts at Obergruna where historical mapping indicates the presence of mineralized veins.
- Fence drilling at Langhennersdorf to test soil anomalies.

- An airborne magnetic survey in selected areas to complement the dataset that was obtained during the earlier surveys.
- Rock magnetic susceptibility study on available drill core for all target areas and all encountered lithologies to support the interpretation of available and future magnetic survey data.
- Soil sampling calibration study with lines crossing known mineralization to test geochemical response.
- Archive work, digitizing and georeferencing historical mine plans.
- Regional exploration work on the rest of the Silver City property.

**Table**

**The total estimated cost of the recommended exploration program is 15.6 million CAD**

| Description | Units | Total Costs (CAD) |
|---|---|---|
| Drilling (Year 1) - extending and defining known mineralization | 8,250 | 2,970,000 |
| Drilling (Year 1) - well supported regional targets | 2,500 | 900,000 |
| Drilling (Year 2) - resource definition and other regional targets | 12,000 | 4,320,000 |
| Drilling (Year 3) - resource definition and other regional targets | 13,000 | 4,680,000 |
| **Subtotal drilling** | | **12,870,000** |
| Ground magnetic surveys | | 275,000 |
| Assays Core Samples (Year 1-3) | 12,000 | 720,000 |
| Soil Geochemistry (Year 1 & 2) | 3,000 | 180,000 |
| Geological and mineralogical studies | | 25,000 |
| Core storage facility and office rent | - | 150,000 |
| 3D modelling, resource estimation, preparation of updated technical report | | 275,000 |
| **Subtotal** | | **1,345,000** |
| Contingency (~10%] | | 1,422,000 |
| **Total** | | **15,637,000** |

# TABLE OF CONTENTS

# LIST OF TABLES

## LIST OF FIGURES

# LIST OF APPENDICES

# 1 INTRODUCTION

The Silver City exploration project (the "Project") is located in the historic Freiberg silver mining district in the Free State of Saxony, Germany. The Project is covered by the 164 square kilometre Bräunsdorf exploration licence and includes six major and six minor historical silver mining camps within a silver (±lead-zinc-copper-gold) epithermal vein system with a strike extent of 36 kilometres and a width of between 1 kilometre and 5 kilometres. Excellon Resources Inc. ("Excellon") entered into an agreement with Globex Mining Enterprises Inc. ("Globex") in 2019 for the option to acquire a 100% interest in the Project (the "Option"). Excellon holds the Option through its wholly owned subsidiary, Saxony Silver Corp.

Excellon is advancing a precious metals growth pipeline that includes the Platosa mine and Evolución project in Mexico, the Kilgore and Oakley projects in Idaho, and the Option on the Silver City Project. Work on the Project is conducted by Fugro Germany Land GmbH ("Fugro") and Erzgebirgische Zinn-Wolfram GmbH ("EZW") under Excellon's management.

## 1.1 Terms of Reference

The MSA Group (Pty) Ltd. ("MSA") was commissioned by Excellon to provide an Independent Technical Report (the "Report") on the Project. The Report represents the maiden National Instrument 43-101 Technical Report for the Project and has been prepared to comply with disclosure and reporting requirements set forth in the Canadian Securities Administrators' National Instrument 43-101, Companion Policy 43-101CP, Form 43-101F1, the 'Standards of Disclosure for Mineral Projects' of June 2011.

The Report documents the historical exploration and the first modern exploration drill program in the Project area completed by Excellon in 2020.

All monetary figures expressed in this report are in Canadian dollars ("C$") unless otherwise stated.

## 1.2 Principal Sources of Information

The Report has been prepared on the basis of information provided by Fugro and EZW during their work on the Project and on additional information provided by Excellon and the review of this information and data by the QP, Michael Robertson, Principal Consultant at MSA.

The Report is based on the following sources of information:

- Globex's exploration reports (applies to information in Items 5, 6 and 9);
- Data from Excellon's 2020 exploration program; and
- Additional information from public domain sources.

Fugro provided input on the historical exploration work, local and regional geology, adjacent properties and the 2020 drilling program. Specific input was provided by Thomas Woolrych and Dr Bartosz Karykowski (Senior Consultants) and Dr Jörg Neßler (Manager Resource Consulting) from Fugro. EZW provided input on the descriptions of the property, permits and authorizations, and the applicable German mining law. Excellon provided additional information during the compilation of the report.

A listing of the principal sources of information is included at the end of this Report. The QP has endeavoured, by making all reasonable enquiries, to confirm the authenticity and completeness of the technical data upon which the Report is based. A final draft of the Report was provided to Excellon, along with a written request to identify any material errors or omissions prior to lodgement.

The Project is considered to represent an "Exploration Project" which is inherently speculative in nature. However, the QP considers that the Project has been acquired on the basis of sound technical merit. The Project is also considered to be sufficiently prospective, subject to varying degrees of exploration risk, to warrant further exploration and assessment of its economic potential, consistent with the proposed work program.

Excellon has prepared a staged exploration and evaluation program, specific to the potential of the project, which is consistent with the budget allocation. The Project has evolved on the basis of considerable historical information as well as exploration activities since 2018 and the QP considers that the Project has sufficient technical merit to justify the proposed exploration program and associated expenditure.

The Report has been prepared on information available up to and including September 17, 2021.

## 1.3 Personal Inspection

A personal inspection by the QP was made from September 14 to 17, 2021 to the Project in Saxony, Germany to observe the geology and mineralization, verify the work done, and obtain familiarity with conditions on the property.

## 1.4 Qualifications, Experience and Independence

MSA is a leading provider of exploration, geology, mineral resource and reserve estimation, mining and environmental consulting services, and has been providing services and advice to the international mineral industry and financial institutions since 1983. This report has been prepared by the QP, Michael Robertson, who is a professional geologist with 30 years' experience, the majority of which has involved the exploration and evaluation of precious and base metal projects globally. He is a Principal Consultant with MSA, a Professional Natural Scientist (Pr.Sci.Nat.) registered with the South African Council for Natural Scientific Professions, a Member of the Australasian Institute of Mining and Metallurgy (MAusIMM) and a Fellow of the Geological Society of South Africa (FGSSA). Mr Robertson has the appropriate relevant qualifications, experience, competence and independence to act as a "Qualified

Person" as that term is defined in National Instrument 43-101 (Standards of Disclosure for Mineral Projects).

Peer review has been undertaken by David Dodd, who is a professional geologist with over 20 years' experience in exploration and mining of mineral properties, within Africa and elsewhere internationally. Mr Dodd is a Professional Natural Scientist (Pr.Sci.Nat.) registered with the South African Council for Natural Scientific Professions and a Fellow of the Geological Society of South Africa (FGSSA). Mr Dodd is the Head of Department, Geology, at MSA and is based in the MSA Johannesburg office.

Neither MSA, nor the QP, has or has had previously, any material interest in Excellon or the mineral properties in which Excellon has an interest. Our relationship with Excellon is solely one of professional association between client and independent consultant. This Report is prepared in return for professional fees based upon agreed commercial rates and the payment of these fees is in no way contingent on the results of this Report.

# 2 RELIANCE ON OTHER EXPERTS

MSA has not independently verified, nor is it qualified to verify, the legal status of the Bräunsdorf licence comprising the Project. The present status of the licence is based on information and copies of documents provided by Excellon, and the report has been prepared on the assumption that the licence will prove lawfully accessible for evaluation. Reliance applies to information in Item 3.2.

Neither MSA nor the QP are qualified to provide extensive legal comment on Excellon's option agreement with Globex. Comment on this agreement is for introduction only and should not be relied on by the reader. Reliance applies to information in Item 3.2.

Similarly, neither MSA nor the QP are qualified to provide environmental comment on the Project. The QP has relied on EZW for information regarding environmental studies, permits, and social or community impact. Reliance applies to information in Items 3.2.4 and 19.

No warranty or guarantee, be it express or implied, is made by MSA with respect to the completeness or accuracy of the legal or environmental aspects of this document. MSA does not undertake or accept any responsibility or liability in any way whatsoever to any person or entity in respect of these parts of this document, or any errors in or omissions from it, whether arising from negligence or any other basis in law whatsoever.

# 3 PROPERTY DESCRIPTION AND LOCATION

## 3.1 Location

The Project is located in the eastern part of Germany within the Free State of Saxony in the county of Mittelsachsen and partly in the county of Meissen. The nearest city is Freiberg (population 40,000) located less than 5 kilometres south of the Project (Figure 3-1 and Figure 3-2).

## 3.2 Mineral Tenure, Permitting, Rights and Agreements

### 3.2.1 Mineral Tenure

Excellon operates the Project under an exploration licence issued by the Mining Authority of Saxony in Freiberg ("Sächsisches Oberbergamt"). The Bräunsdorf licence is registered under register no. 12-4741.1/685 and the field number 1685 at the Mining Authority of Saxony. The exploration licence of the Project is valid until September 30th, 2022 (Table 3-1). The licence covers an approximate area of 164 square kilometres.

**Table 3-1**
**Mineral Tenure Status**

| Licence | Licence Name | Title Number | Area (Ha) | Effective Date | Expiry Date |
|---|---|---|---|---|---|
| Globex Mining Enterprises Inc. | Bräunsdorf | N/A | 16 450 | 22-Aug-17 | 30-Sep-22 |
| | | **Total** | **16 450** | | |

Excellon optioned the Bräunsdorf licence from Globex in 2019 with the opportunity to acquire a 100% interest. Excellon holds the Option through its wholly-owned subsidiary, Saxony Silver Corp.

As of the Effective Date of this Report, the exploration licence for the Project is listed "in full compliant standing" at the legal website of the Saxon State Ministry for Economy, Labour and Traffic, concerning "Bergbau in Sachsen" ("Mining in Saxony").

**Figure 3-1**

**Location of the Silver City Project Bräunsdorf licence in Saxony, Germany**


Leipzig
Saxony
BRÄUNSDORF PROJECT
Dresden
Freiberg
Chemnitz
EXCELLON
MSA
Kilometers - WGS84 Mercator
Sept 17, 2021

**Figure 3-2**

**Location of the Silver City Project Bräunsdorf licence area north of Freiberg**


Dresden
BRÄUNSDORF PROJECT
Bräunsdorf
Freiberg
EXCELLON
MSA
Kilometers - WGS84 Mercator
Sept 17, 2021

### 3.2.2 Rights and Agreements

Excellon entered into an agreement with Globex in 2019 for the Option. Under the terms of such agreement, in order to exercise the Option and earn a 100% interest in the Project, Excellon must:

i. Pay C$100,000 and issue 226,837 common shares of Excellon ("Common Shares") valued at C$225,000 to Globex (completed on September 23, 2019);

ii. Pay C$100,000 and issue 65,657 Common Shares to Globex equivalent to C$325,000 based on the 5-day volume weighted average price ("VWAP") on or before September 23, 2020 (completed on September 21, 2021);

iii. Pay C$100,000 and issue 232,240 Common Shares to Globex equivalent to C$425,000 based on the 5-day VWAP on or before September 23, 2021 (completed on September 22, 2021;

iv. Pay C$200,000 and issue Common Shares to Globex equivalent to C$625,000 based on the 5-day VWAP on or before September 23, 2022; and

v. Upon completion of the payments and issuances set out above, grant Globex a gross metals royalty on the exploration or production licence on the Project of 3.0% for precious metals and 2.5% for other metals, which may be reduced to 2% and 1.5%, respectively, upon a payment of US$1,500,000.

The total value of cash and shares over the three-year term is C$500,000 and C$1.6 million, respectively. Excellon may accelerate any of the payments, issuances or the royalty grant at any time during the term of the Option. Additionally, Excellon may terminate the Option at any time.

In addition, Excellon has agreed to make:

- a one-time payment of C$300,000 following the announcement of a maiden resource on the Project, and
- a one-time payment of C$700,000 upon achievement of commercial production from the Project.

### 3.2.3 Permits and Authorizations

Most surface rights within the Project area are privately owned. Public landowners include the following:

- The Federal Republic of Germany, represented by its real estate administration ("Bodenverwertungs- und Verwaltungs GmbH" – "BVVG");
- The Federal Republic of Germany, represented by the Autobahn GmbH;
- The Free State of Saxony, represented by different real estate administrations (e.g. "Staatsbetrieb Sächsisches Immobilien- und Baumanagement" ("SIB"), "Staatsbetrieb Sachsenforst", "Landestalsperrenverwaltung" ("LTV")); and
- Local communities.

The surface rights underlying the Project are owned by a combination of private and public owners. Excellon has negotiated agreements with individual landowners to access their property for exploration purposes.

### 3.2.4 Environmental and Social Considerations

The exploration licence for the Project has gone through the public granting process, which includes statements and recommendations from the local communities and authorities. Consultation and contracts with local stakeholders, public and private landowners, and land users are required for permitting all exploration activities, e.g.:

- Individual land access and drilling contracts and permissions;
- Temporary Forest Change Permission; and
- Temporary driving permission for streets and ways in the forest.

Excellon has been continuously in communications with the representatives of the local public and local authorities in order to address any questions and concerns, and to consult with and inform the public of the upcoming exploration activities. According to Excellon's community agreements with local landowners and land users, drill sites shall be reclaimed upon completion of drilling activities on these properties.

The Mining Authority of Saxony prescribes a specific set of requirements that have to be followed when carrying out exploration activities in order to limit the likelihood and the extent of possible environmental contamination. Excellon has been closely following these requirements when carrying out exploration activities.

### 3.2.5 Mining Rights in Saxony, Germany

Mineral concessions in Germany are governed by the Federal Mining Act (Bundesberggesetz – BBergG). Concession applications are completed by map staking. The Federal Mining Act defines three different stages for raw material concessions in Germany: Exploration Licence, Extraction Licence, and Mining Proprietorship. An Exploration Licence shall be required for exploring freely mineable resources, and an Extraction Licence or Mining Proprietorship shall be required for extracting freely mineable resources. The Mining Authority of Saxony in Freiberg ("Sächsisches Oberbergamt") is the official executive authority for the Federal Mining Act. It grants mining permits for mineral resource exploration and mining and supervises projects at mining and reclamation stages.

According to the Federal Mining Act, initial exploration licences are generally limited to a maximum duration of five years. They may be renewed for an additional three years at a time if the exploration licence area could not be sufficiently explored despite scheduled exploration efforts that were coordinated with the appropriate authority.

Extraction licences or mining proprietorships shall be granted for periods appropriate for extraction in the respective individual case. This period may exceed fifty years only if necessary for the investments

ordinarily required for extraction. This period may be extended up to the date on which deposits could be expected to be depleted using practical and systematic extraction methods.

Currently, and in contrast to the general rules of the Federal Mining Act, there are no annual fees associated with exploration licences in Saxony. There are no minimum expenditure commitments for exploration licences in Germany. There is little to no liability associated with holding licences, and the holder is only required to show adequate progress in the investigation of these properties.

The holder of the exploration licence is required to submit to the Mining Authority of Saxony an annual report detailing the technical activities, progress of the exploration activities, and a financial budget along with the planned technical activities and budget for the following year.

#### 3.2.6 Federal Royalties Concerning Mining Exploration and Extraction

Royalties on mineral exploration and extraction are regulated by national law pursuant to Sections 30, 31 and 32 of the Federal Mining Act and by edict transposed into the federal law of the Federal State of Saxony. Currently, the Federal State of Saxony does not impose a royalty on exploration activities.

# 4 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

## 4.1 Accessibility

The Project is located in the eastern part of Germany within the central part of the Federal State of Saxony in Mittelsachsen and Meissen counties. The nearest city is Freiberg (population 40,000) which is located less than 5 kilometres south of the Project. The closest international airport is located in Dresden, Saxony, approximately 50 kilometres by road to the northwest of the Project. The Project can be reached via Highway 4 with a total travel time of approximately 45 minutes. A wide system of paved public roads covers the Project, allowing for easy access to any part of the Project (Figure 4-1).

## 4.2 Climate

The climate in the Project area is moderate, with few extremes in temperature and precipitations. The average annual temperature is 10°C. The warmest month is July, with the mean temperature of 18.9°C. The coldest month is January with an average temperature of 1.1°C.

The highest temperature of 39.4°C was recorded in July, and the lowest temperature of -21.7°C was recorded in January. The average annual precipitation is 886.5 millimetres with July having the highest precipitation average of 104.1 millimetres and February having the lowest precipitation average of 43.2 millimetres. The majority of the precipitation occurs in the form of rain with minor amounts of snow between December and February. There is an average of 86.4 days of rain annually.

## 4.3 Physiography

The surface of the Project area is relatively flat, with minor small hills and meandering river valleys (Figure 4-1). The average elevation is 360 metres NHN ("Normalhöhennull"), with elevation ranging from 330 metres to 390 metres in river valleys and hills, respectively.

Most of the Project area is covered by agricultural fields and several small villages. The north-western part of the property, including the Grauer Wolf target, is covered by forest.

## 4.4 Local Resources and Infrastructure

The Project exploration facility is located in the city of Freiberg. The city is easily accessible via Highways 4, 13, 14, 17 and 72 and multiple paved public roads. All the necessary services to support exploration are available in Freiberg or nearby easily accessible cities and towns.

Agriculture is the major industry in the vicinity of the Project. Freiberg is home to the Freiberg University of Mining and Technology. Within recent decades the city became a high technology hub, specializing

in semiconductor manufacture and is part of Silicon Saxony (an industry association of nearly 300 companies specializing in microelectronics and related fields).

**Figure 4-1**

**Road access and physiography within the Bräunsdorf licence area: (A) the 101 road heading northwest out of Freiberg; (B) road heading to the Zellwald forest; (D, E) tracks within the Grauer Wolf forest; (E, F) agricultural fields within the Bräunsdorf licence area.**


A
B
C
D
E
F
EXCELLON
RESOURCES
MSA
THE MSA GROUP
Source: MSA 2021 Sept 2021

The closest major city is Dresden, Saxony (population of 1.34 million in 2020). The other major cities include Leipzig (population of 600,000 in 2020), Chemnitz (population of 247,000 in 2020) and Berlin (population of 3.67 million in 2020). The Project area has a long-standing history of mining and smelting with active silver mining carried out between the 12th and the end of the 19th century.

Excellon's logging and storage facility was located at Helmholtz Institute Freiberg for Resource Technology and was moved in 2021 into a larger and more suitable facility formerly occupied by the SolarWorld company (Figure 4-2). Considerations relating to surface rights are discussed in Item 3.2.3.

**Figure 4-2**

**Excellon's core logging and storage facility in Freiberg: (A) core receiving area; (B) core photography set-up; (C) core logging; (D) core cutting facility; (E, F) core sampling.**


A
B
C
D
E
F
EXCELLON
RESOURCES
MSA
THE MSA GROUP
Source: MSA 2021 Sept 2021

# 5 HISTORY

The Freiberg mining district covers approximately 400 square kilometres and hosts over 1000 silver- and base metal-bearing hydrothermal veins (Müller 1901; Baumann et al. 2000). The thriving mining activity in the region resulted in the founding of Freiberg and several other nearby towns. The area has been mined and explored by various operators since around 1162-1170 (Table 5-1).

**Table 5-1**
**Ownership History of the Bräunsdorf Project**

| Period | Ownership |
|---|---|
| 1162 to 1969 | Private and/or governmental/ Various operators |
| Since 2017 | Globex Mining Enterprises Inc. |

In 2021, Saxony Silver Corp., a wholly-owned subsidiary of Excellon Resources Inc., in addition to the Bräunsdorf licence, was granted the surrounding licence areas of Frauenstein, Mohorn and Oederan.

## 5.1 General History of the Freiberg Mining District

Silver mining in the Freiberg district initiated between the years of 1162-1170 and ceased in 1913 with base metal mining continuing until 1969. An example of early mining history at the Alte Elizabeth mine, Freiberg, is shown in Figure 5-1. During the 800 years of relatively continuous mining, the total historical output of the Freiberg district has been estimated at 5,700 tonnes of silver (183 million ounces) (Wagenbreth and Wächtler 1988), with major by-products being lead, zinc, copper, barite, fluorite, and minor amounts of cobalt and nickel (Table 5-2).

During the initial "silver rush," mining was limited to a depth of only 15 metres. In the following centuries, advances in technology and new legislation enabled profitable underground mining at deeper levels (Wagenbreth and Wächtler 1988). Moreover, capital investments stimulated the mining activities and raised ore production, which was systematically recorded from 1524 onwards. During the Thirty Years' (1618-1648) and the Seven Years' (1756-1762) wars, large parts of the mining infrastructure were destroyed. In order to facilitate the recovery of silver mining around Freiberg, the Bergakademie Freiberg (Freiberg Mining Academy) was founded in 1765, which developed several technological improvements in the following centuries (Wagenbreth and Wächtler 1988).

In the early 1870s, Germany introduced the gold standard, replacing the prior silver-based currencies. This decision, along with the technical challenges of deep underground mining (>500 metres) and high imports of silver from overseas, caused a decline in the silver mining industry in the region. In 1886, the Saxon state bought several mines to modernize them (Hirsch 1927); nevertheless, the investments could

not prevent the economic decline of the Freiberg mining industry, and many mines had to close by 1913.

The final period of mining in Freiberg began in 1935, for the armament of Germany in the build-up to World War II. During this period, the mining concentrated on base metals, barite, and minor silver. After the establishment of the German Democratic Republic (the "GDR") in 1950, the VEB Bergbau- und Hüttenkombinat "Albert Funk" continued exploration and mining of base metals until the mine's final closure in 1969 due to economic and political reasons (Wagenbreth and Wächtler 1988).

**Figure 5-1**
**Examples of historical infrastructure and workings at the Alte Elizabeth mine, Freiberg**



Source: MSA 2021 Sept 2021

**Table 5-2**
**Mining History within the Bräunsdorf Licence Area**

| Mine camp | Principal mines | Production period[1] | Historical silver production | | Grade | |
|---|---|---|---|---|---|---|
| | | | (t) | (Moz) | (kg/t Ag) | Mineralization Type |
| Bräunsdorf | Neue Hoffnung Gottes | 16th century to 1863 | > 112.5 | > 3.6 | 0.93–2.5 | Low sulfidation epithermal |
| Reichenbach | Seitenberg, Grauer Wolf | 1725 to 1878 (Seitenberg), 17th century (Grauer Wolf) | Unknown - small scale workings and prospects | | 1.3–1.8 (Seitenberg) | Low sulfidation epithermal |
| Großvoigtsberg | Christbescherung | 1714 to 1909[2] | 31.5 | 1 | 1.1–3.5 | Low-intermediate sulfidation epithermal |
| Hohentanne | Gottvertrauter Daniel | 1750 to 1892 | 10 | 0.3 | 2 | Low sulfidation epithermal |
| Reinsberg | Emanuel | 1882 to 1884 | Unknown | | Unknown | Low sulfidation epithermal |
| Kleinvoigtsberg | Alte Hoffnung Gottes | 1742 to 1928 | 192.8 | 6.2 | 1.9–3.3 | Low-intermediate sulfidation epithermal |
| Obergruna | Gesegnete Bergmanns Hoffnung | 1752 to 1898 | 159 | 5.1 | 1.4–2.1 | Low-intermediate sulfidation epithermal |
| Siebenlehn | Romanus, Vereinigt Feld | 12th century to 1869 | 0.77 (1750 to 1869) | 0.02 (1750 to 1869) | 2.2–3.7 | Epithermal |
| Zellwald | Felix, Zelle | Unknown | Unknown - small scale workings and prospects | | Unknown | Low sulfidation epithermal |
| Munzig | Hilfe Gottes, Freundlicher Bergmann, Johanna | 1492 to 1802[2] | 0.92 (1556 to 1802) | 0.03 (1556 to 1802) | 0.2–1 | Intermediate sulfidation epithermal |
| Scharfenberg | Güte Gottes, König David | 1225 to 1898[2] | 55 (1546 to 1898) | 1.8 (1546 to 1898) | 1.0–2.4 | Intermediate sulfidation epithermal |
| Halsbrücke | Kurprinz Friedrich August, Beihilfe (adjacent to licence "Bräunsdorf" area), included in "Mohorn" licence area | 1602 to 1945[2] | 319.6 | 10.3 | 0.6–0.9 | Intermediate sulfidation epithermal, fluorite-barite |

Data according to the compilation of historical literature, maps, reports and older exploration activities, done by EurGeol Matthias Jurgeit on behalf of Globex in 2018.

[1] Direct shipping and "wash ore"

[2] Periodically mined

## 5.2 Historical Mining in the Project Area

The Freiberg mining district has been subdivided into five sectors (central, north, south, west and east) based on geography and distinct mineralogical and geochemical variations that affected the mining activity (Figure 5-2) (Baumann *et al.*, 2000).

**Figure 5-2**

**Overview of the major historical silver mines and the respective silver output in the Bräunsdorf licence area according to Table 5-2. Simplified geological map of the Freiberg district based on Hoth et al. (1980). Mining sectors according to Baumann et al. (2000).**



PERMIAN
Volcaniclastic sediments
Epithermal Ag-Pb-Zn veins
CARBONIFEROUS
Felsic igneous rocks
CAMBRIAN - CARBONIFEROUS
Volcano-sedimantary sequence
PRECAMBRIAN
Grey gneiss
Red gneiss
Mica schist / phyllite
MINING
Closed mine (>1 Moz Ag)
Closed mine (<1 Moz Ag)
Mining sector
Elbe River
Scharfenberg
Güte Gottes, König David (> 1.8 Moz Ag)
Munzig
Romanus, Vereinigt Feld (>0.02 Moz Ag)
Hilfe Gottes, Freundlicher Bergmann, Johanna (>0.03 Moz Ag)
Felix, Zelle
N
Emanuel
Grauer Wolf
Gesegnete Bergmanns Hoffnung (5.1 Moz Ag)
Alte Hoffnung Gottes (6.2 Moz Ag)
Seitenberg
Gottvertrauter Daniel (0.3 Moz Ag)
Großschirma
Kurprinz Friedrich August, Beihilfe (10.3 Moz Ag)
Bräunsdorf
Christbescherung (1 Moz Ag)
Neue Hoffnung Gottes (>3.6 Moz Ag)
Freiberg
W
C
E
EXCELLON
0
15
Kilometers - WGS84 Mercator
MSA
THE MSA GROUP
Source: Excellon Sept 17, 2021

The Bräunsdorf exploration licence area covers large parts of the northern and western mining sectors. In this area, the mineralized trend features a regional scale pinch-and-swell pattern hosting several isolated ore deposits and occurrences. The trend strikes northeast-southwest over 0.5 kilometres to 2 kilometres and is comprised of epithermal quartz veins with thicknesses ranging from 0.1 metre to 1 metre, and reaching up to 4.2 metres (Müller, 1901, Baumann, 1965). Compared to the Central District, the veins have a shorter extension and lower thickness; however, the reported silver grades were

significantly higher, to the point that the mines in the licence area had one of the highest productivities in the district (Menzel, 1890; Baumann, 1965).

The area hosts several historical mining camps close to the towns of Bräunsdorf, Reichenbach, Kleinvoigtsberg, Obergruna, Großvoigtsberg, Siebenlehn, Reinsberg and Mohorn. Moreover, the regional trend was exploited by mine camps outside of the Freiberg district, e.g. Taubenheim, Munzig and Scharfenberg (Baumann *et al.*, 2000). The mine camps include numerous mines and prospects, the most important of which are summarized in Table 5-2 and Figure 5-2. Based on the silver output and life of mine, the most important mining camps were Kleinvoigtsberg and the nearby Großvoigtsberg and Obergruna. Other important mine camps include Bräunsdorf as well as Scharfenberg (Menzel, 1890, Baumann, 1965).

The Neue Hoffnung Gottes mine at Bräunsdorf was active since the 16th century and had a boom during the 18th century (Baumann, 1965). The Neuer Segen Gottes Sth. is the principal vein with widths ranging between 0.1 metres and 2.5 metres, locally reaching up to 4.2 metres. The vein extends over 750 metres of strike length and horsetails into several vein branches towards the northeast and southwest (Müller, 1901). According to historical mine plans, two major ore shoots were exploited along the principal vein and its hanging- or footwall veins. The northern ore shoot, centred on the Neue Hoffnung Gottes shaft, extends over a strike length of 500 metres from the surface to 320 metres in depth; the southern ore shoot, centred on the Siegfried shaft, strikes over a distance of 330 metres down to 240 metres in depth.

At Scharfenberg, historical mining started in the year 1225 (Baumann *et al.*, 2000). No production data are available for the earliest period of mining. Mineralization with economic grades was restricted to 300-550 metres along strike, and mining was carried out down to 290 metres in depth (Zinkeisen, 1890).

The three principal veins exploited at the Alte Hoffnung Gottes mine at Kleinvoigtsberg are the Peter Sth., Christliche Hilfe Sth. and Heinrich Sth., which form a 700 metre wide vein zone (Müller, 1850). Apart from the Christliche Hilfe Sth. vein, most veins are generally 0.5 to 1 metre wide and carry very high silver grades, making it one of the most productive mines within the entire Freiberg mining district. The veins are hosted by gneisses of the transition zone and the mica schist located in the hanging wall of the gneiss. Individual veins were mined over 800 metres of strike and to a maximum depth of 560 metres (Lorenz, 1956). The veins of the Alte Hoffnung Gottes mine are connected to the Chirstbescherung mine and Gesegnete Bergmanns Hoffnung mine to the south and north, forming a large vein system with a strike length of over 3 kilometres. The historical production at the vein system is estimated at 383 tonnes (12.3 million ounces) of silver.

Aside from historical silver mining and exploration, the Bräunsdorf property was explored for nickel and tin by the GDR government geological survey and state-owned corporations. Nickel exploration was conducted between 1951 and 1953, focusing on the mafic to ultramafic rocks of the Zellwald area (Bolduan, 1960). Tin exploration was carried out from 1952 to 1979, targeting tin-polymetallic mineralization hosted by a specific lithological unit within the metamorphic sequence, the so-called "Felsit Zone", which extends from Bräunsdorf to Obergruna. An overview of historical drilling is provided in Item 9 of the report.

## 5.3 Research History of the Freiberg Mining District

Despite the long history of silver mining in the Freiberg area, significant improvements in the genetic understanding of the mineral system have only been seen in the past 15 years, consequently raising the prospectivity of the area.

The earliest geological research in the area dates back to the period of active mining in the mid-19$^{th}$ century, mostly focusing on petrographic aspects, e.g. Freiesleben, (Müller, 1850; 1901 and Cotta, 1855; 1870). During the 20$^{th}$ century, the old data were revised by Baumann (1958, 1965) and categorized into generic classification schemes.

Over the past five years, the research demonstrated that the majority of the silver-lead-zinc mineralization is related to a magmatic-hydrothermal intermediate epithermal system (Bauer *et al.*, 2018; Burisch *et al.*, 2019) of Permian age (Ostendorf *et al.*, 2019). Additionally, the process-oriented model of Swinkels *et al.* (2021a) revealed that the intermediate sulfidation epithermal system is responsible for the formation of the base-metal dominated mineralization in the central part transitioning to silver-rich ores in the peripheral areas. The model explains the characteristic district-scale mineral zonation pattern and proves the systematic nature of high-grade silver mineralization in the Bräunsdorf licence area.

# 6 GEOLOGICAL SETTING AND MINERALIZATION

## 6.1 Regional Geology

Collisional processes of Laurussia, Gondwana, and several minor blocks through Devonian to Permian time, referred to as the Variscan orogeny (Franke, 2000; 2006), strongly affected geological evolution of southwest and central Europe including the Iberian massif, the French Massif Central, the southwest of England, the Czech Barrandian Zone, the German Rheinische Schiefergebirge, Schwarzwald and Harz mountains as well as the Saxo-Thuringian Zone. The internal structure of the Saxo-Thuringian Zone comprises three major, juxtaposed zones which make up rocks of contrasting Variscan overprint: a low deformation zone (Autochthonous Domain), a high deformation zone (Allochthonous Domain), and a Wrench and Thrust Zone separating the two other domains (Kroner *et al.*, 2007; Kroner *et al.*, 2010).

The Erzgebirge ("German Ore Mountains", situated in the northwestern part of the Bohemian massif) anticline is one of the most prominent allochthonous units within the Saxo-Thuringian Zone of the Central European Variscides (Pälchen and Walter, 2008). The location of the Erzgebirge in Saxony is shown in Figure 6-1. With an extension of approx. 150 kilometres by 40 kilometres, the Erzgebirge extends from the eastern part of Saxony and northern Bavaria to the western Czech Republic, where it is called Krušné Hory. It is an erosional window exposing the crystalline basement of the Saxo-Thuringian Zone. Metamorphic rocks of Proterozoic and Paleozoic age, and intercalated magmatic and volcanic units form the basic geological setting of the Erzgebirge.

The Erzgebirge is surrounded by deep-reaching fault zones and is defined by the Central Saxonian Lineament to the north, the Elbe fault zone to the northeast and the Eger rift to the southeast with continuation to the Thuringian-Franconian-Vogtland Mountains.

In general, the geological structure of the Erzgebirge is determined by a northeast-southwest striking anticline, which plunges to the southwest. According to this architecture, the degree of metamorphic overprinting generally increases successively from the outer to the inner units progressing from greenschist facies phyllites to mica schists to anatectic gneisses (Lorenz and Hoth, 1990). In the eastern and central Erzgebirge, gneisses and biotite gneisses predominate, whereas mica schists and phyllites are more abundant in the western Erzgebirge.

**Figure 6-1**

**Regional Geology of Saxony, Germany, showing the location of the Bräunsdorf licence**


12°E
12.5°E
13°E
13.5°E
14°E
14.5°E
15°E
15.5°E
51.5°N
51°N
50.5°N
LEIPZIG
BRAUNSDORF PROJECT
DRESDEN
Freiberg
CHEMNITZ
Zwickau
Plauen
Hoyerswerda
Görlitz
TERTIARY
Neogene: sand, gravel, clay
Paleogene: sand, gravel, clay
Volcanic rocks
CRETACEOUS
Sandstone, mudstone
TRIASSIC
Sandstone, Siltstone
UPPER CARBONIFEROUS - PERMEAN
Conglomerates, sandstone, slate, dolomite
UPPER CARBONIFEROUS - PERMEAN
Volcanic rocks
Felsic dykes
Granite
CAMBRIAN - LOWER CARBONIFEROUS
Mica schist, phyllite, slate, greywacke, quartzite, conglomerate, limestone, chert, diabase
PRECAMBRIAN - CAMBRIAN
Granodiorite
Paragneisses and orthogneisses of the Erzgebirge
Greywacke
Granulite
Major faults
EXCELLON RESOURCES
0
100
Kilometers - WGS84 Mercator
MSA
THE MSA GROUP
N
Source: Excellon Sept 17, 2021

## 6.2 Local and Property Geology

The geology of the Project area (i.e. Freiberg mining district) is characterized by a major gneiss body with surrounding schists and phyllites (Figure 6-1 and Figure 6-2). A dome-like geometry is inferred from the quaquaversal dipping foliation (ca. 30) of the ellipsoid-shaped gneiss structure (Figure 6-2). The dome is approximately 25 kilometres in diameter and consists of a core of medium- to coarse-grained biotite-plagioclase-orthoclase bearing orthogneisses (locally referred to as "lower grey-gneiss units") surrounded by fine- to medium-grained biotite-muscovite-plagioclase paragneisses locally referred to as "upper grey-gneiss units" (Müller, 1901; Tichomirowa, *et al.*, 2012). The gneiss dome itself is enclosed by various schists, phyllites, and gneisses (Müller, 1901) which are considered to be a part of the Variscan nappe stack. While lithological contacts between the upper and lower grey-gneisses are gradual (Pietzsch, 1962), the gneisses and the respective nappe units are separated by shear zones (Tichomirowa, 2001; Sebastian, 2013).

**Figure 6-2**

**Local Geology of the Freiberg Mining District, showing the location of the Bräunsdorf licence and the 2020 Excellon drillholes**


A
DE
CZ
Erzgebirge
B
Zwickau
Chemnitz
EG
Freiberg
Dresden
Annaberg
FLÖHA FAULT ZONE
EGER GRABEN
CZ
GE
10 km
Tertiary volcanic rocks
Post-Variscan sediments
Late-/post-Variscan volcanic rocks
Variscan granitoids
Pre-Variscan metasediments
Proterozoic gneisses
C
CENTRAL SAXON LINEAMENT
ELBE ZONE
Siebenlehn
Obergruna
Reinsberg
Kleinvoigtsberg
Mohorn
Tharandt
DB
northern sector
Halsbrücke
TWVC
Bräunsdorf
Freiberg
NG
Klingenberg
western sector
eastern sector
Dippoldiswalde
Oederan
Brand-Erbisdorf
central sector
ATVC
Mulda
Frauenstein
southern sector
Mesozoic sedimentary units
Permian molasse
Permian rhyolitic dike
Late-/post-Variscan volcanic rocks
Variscan granitoids
Ordovician sedimentary units
Cambrian mica schist
Cambrian phyllite
Neoproterozoic gabbro, serpentinite
Neoproterozoic - Cambrian gneiss/schist
Neoproterozoic - Cambrian paragneiss
Neoproterozoic augengneiss
Neoproterozoic orthogneiss
Profile location
Subdistrict boundary
Mineralized vein
Fault/shear zone
EXCELLON RESOURCES
MSA THE MSA GROUP
Source: Swinkels et al. (2021) Sept 2021

*Note : ATVC = Altenberg-Teplice Volcanic Complex, DB = Dohlen basin, EG = Eibenstock granite, NG = Niederbobritscher granite, TWVC = Tharandter Wald Volcanic Complex. Known hydrothermal veins are indicated as red lines.*

Several types of igneous rocks are present in the area of Freiberg. The eastern part of the gneiss dome was intruded by the late collisional granite of Niederbobritzsch (ca. 325 to 320 Ma, Tichomirowa, 1997) and is covered by the Tharandter Wald Volcanic Complex (Figure 6-2) (ca. 320 Ma, Sebastian, 2013 and references therein). Moreover, the metamorphic rocks were intruded by rhyolitic and lamprophyric dikes oriented northwest-southeast and northeast-southwest, respectively (e.g. Hoffmann *et al.*, 2013, Seifert, 2008).

The Bräunsdorf licence area is located on the north-western periphery of the Freiberg mining district and covers the transition from the gneissic units of the Freiberg dome to the surrounding rocks of lower metamorphic grade (Figure 6-2 and Figure 6-3. Biotite-muscovite-plagioclase paragneisses of the **upper grey-gneiss** unit are represented in the south-eastern part of the Project area. The foliation trends southwest-northeast (turning east further north) and dips to the northwest. Lenses of red muscovite gneiss are locally intercalated within the metamorphic sequence, particularly within the upper grey-gneiss unit or at the contact with mica schists.

**Figure 6-3**
**Bedrock Geology of the Bräunsdorf licence**



BRÄUNSDORF PROJECT
Freiberg
LEGEND
Surface vein
Mica schist
Phyllite
Felsic volcanic rocks
Greywacke, shale, conglomerates
Monzonite
Metagabbro, serpentinite
Hornfels (protolith: phyllite, greywacke, rhyolite)
Limestone-Dolomite
Orthogneiss, migmatite
Biotite paragneiss
Orthogneiss
Biotite augen gneiss, orthogneiss
Marble
Quartzite
Biotite paragneiss, mica schist
Biotite paragneiss, mica schist, amphibolites
Rhyolite
Sandstone, shale
Shale-slate quartzite
Geology from historical geology maps and mine plans. Limited localized mapping conducted in 2017, 2018
51.1°N
51.05°N
51°N
50.95°N
50.9°N
13.1°E
13.15°E
13.2°E
13.25°E
13.3°E
13.35°E
13.4°E
13.45°E
13.5°E
13.55°E
EXCELLON
0
15
Kilometers - WGS84 Mercator
MSA
THE MSA GROUP
N
Source: Excellon Sept 17, 2021

The hanging wall rocks (towards the northwest) are represented by a 1-2-kilometre-wide zone dominated by 50-75° northwest dipping **mica-schist** (both two-mica schist and muscovite schist). The mica schists are generally characterized by abundant quartz segregations and may contain garnets.

The transition zone between upper-grey gneisses and mica schist units is characterized by steeply northwest and north dipping alternating domains of mica schist and gneiss with intercalated meta-sediments (locally **graphitic**), meta-tuffs, hornfelses, quartzites, amphibolites, and marbles.

Further northwest and north of the mica schist unit, Cambrian phyllites, Devonian felsic volcanics (e.g. Zellwald area), tuffs, gabbros, and Carboniferous sedimentary rocks (greywacke, sandstone, shale) are present. Locally but predominantly to the north, all the above-mentioned rock types are overlain by early Permian felsic volcanics. Similarly, intrusions of dikes or small bodies of rhyolite/dacite/latite (mostly of early Permian age), lamprophyres and granitic rocks (Carboniferous to Early Permian) are typical for that area. The northernmost portion of the licence area is dominated by a large granite-syenite intrusion (Scharfenberg) with a contact-metamorphic aureole extending to 2-4 kilometres (mainly hornfels).

About 50% of the southern part of the Bräunsdorf licence area and over 80% of the northern part are covered by alluvium and overburden of more than 2 metres in thickness (Figure 6-4). These are generally characterized by gravel, sand, loess material as well as clay-rich soils and talus of Cretaceous to Quaternary age. Taking into account the overburden ranging between 0.5 and 2 metres in thickness, over 90% of the licence area is masked by these young sediments and soils. Weathering profiles in the bedrock lithologies may reach depths of 30 metres.

The dominant lithologies intersected in the Excellon 2020 drilling programme are shown in Figure 6-5.

**Figure 6-4**

**Geological map showing younger cover and mine camps within the Bräunsdorf licence modified after Jurgeit (2018)**



Bräunsdorf license
city
village
hist. mining camp
small mine/prospect
hydrothermal veins
epith. quartz-Ag (eq)
epith. Pb-Zn-Ag-Cu-(kb)
epith. carbonate-Pb-Ag (eb)
barite-fluorite-Pb-Ag (eba)
barren veins & Fe-Mn-veins
Overburden
Alluvium
overburden (Neogene-Quaternary)
conglomerate, sandst. (Cretaceous)
Lithology
felsic flows & porphyry dikes (Permian)
felsic volcanosedim. (Permian)
congl. greywacke, shale (Carboniferous)
felsic volcanics (Devonian)
basalt, tuff, slate (Devonian)
sediments (Devonian-Silurian)
limestone-dolomite (Dev.-Silurian)
shale-slate quartzite (Cambrian)
Phyllite Formation (Cambrian)
Mica Schist Form. (Cambrian)
Bräunsdorf (graphitic) Sequ. (Cambrian)
Upper Transition Sequ (gneiss-mica sch.)
Low. Transition Sequ. (felsite, schist, gneiss)
marble
amphibolite
quartzite
hornblende-schist (Granulite massif)
gabbro & serpentinite (Granulite massif)
granulite (Granulite massif)
gneiss & mica schist/gneiss (Proterozoic)
Red Gneiss (musc. gneiss, Proterozoic)
Upper Gneiss Unit (Proterozoic)
Inner Gneiss Unit (Proterozoic)
hornfels, contact metam.
granite-granodiorite-syenite
granite, migmatite (foliated)
Coswig
Munzig
Siebenlehn
Obergruna
Kleinvoigtsberg
Großvoigtsberg
Hohentanne
Halsbrücke
Bräunsdorf
Freiberg
EXCELLON RESOURCES
0
5
Kilometers – WGS84 Mercator
MSA THE MSA GROUP
Source: Jurgeit (2018) Sept 17, 2021
370000
375000
380000
385000
390000
395000

**Figure 6-5**
**Dominant lithologies within the Bräunsdorf licence area: (A) grey gneiss, (B) mica schist, (C) graphitic shist, (D) felsic tuff and (E) mafic volcanics (NQ-size core)**


A
B
C
D
E
EXCELLON
RESOURCES
MSA
THE MSA GROUP
Source: MSA 2021 Sept 2021

## 6.3 Mineralization

The Bräunsdorf exploration licence covers a 1-5 kilometre wide hydrothermal (epithermal) vein system extending over at least 36 kilometres in a northeast-southwest orientation. The Project area is distinguished by numerous historic mining camps from Bräunsdorf in the southwest to Scharfenberg in the northeast (Figure 5-2) which exploited the epithermal vein system over the past 750 years, with silver being the dominant commodity. The veins tend to dip to the northwest at 45-75° and strike northeast-southwest, although the orientation may vary locally. Numerous instances of ore shoots are described from historical information, where the depth extent of some orebodies is significantly greater than the strike extent. The controls on ore shoots include the intersection of crosscutting veins with the principal veins.

Epithermal mineralization (low- and intermediate sulfidation or adularia-sericite type) took place in multiple pulses over a significant span of time, likely during the Early Permian (Rotliegend episode),

however the late barite-dominated stage is most likely much younger (Cretaceous to Tertiary). Veins formed (mainly under northeast to east-northeast extension, according to Baumann, 1958) along major northeast-southwest and east-southeast – west-northwest trending strike-slip faults with associated north-south and northwest-southeast fissures (pull-apart veins). The late-stage barite dominated veins developed mainly in east-southeast – west-northwest trending faults.

Most favourable for extensional veins (including stockwork zones and replacement) and associated epithermal mineralization are the gneissic units, graphitic mica schist and mafic volcanics and the respective lithological contacts, particularly the contacts between the transition zone and the mica schist unit, and between mafic volcanics and mica schist units.

Historical production and the majority of exploration in the area have traditionally targeted mineralization hosted by gneissic units, graphitic mica schist, and particularly the contacts between the transition zone and the mica-schist unit. During the 2020 drill campaign, significant mineralization was encountered in mafic volcanics along the mafic volcanics and mica schist contact in the Reichenbach and Grauer Wolf target areas. This newly discovered mineralization opens up previously unexplored and untested areas along the mafic volcanics - mica schist contact for exploration.

In historic (Müller, 1901) and more recent literature (Baumann, 1965) the following principal epithermal mineral/metal assemblages have been described for the Freiberg mining district:

Early epithermal assemblages:

- Pyrite dominated ("kb type") metals: Zn-Pb-Cu, Ag, As, ±Bi, ±In, ±Sn, ±W, ±Au. Gangue minerals: quartz (medium – coarse crystalline), chlorite, ± carbonates (Ca, Mg, Fe, Mn).
- Silver dominated ("eq type") metals: Ag, As, Sb (as late stage), minor Pb, Zn, Cu, ±Au. Gangue minerals: quartz (dense, cherty to fine crystalline and chalcedony), ±carbonates (Ca, Mg, Fe, Mn)
- Lead-carbonate dominated ("eb type") metals: Pb-Ag, Zn-Cu, ±Au. Gangue minerals: quartz-carbonate (dolomite, rhodochrosite, siderite, ankerite)- ±celestite.

Late epithermal assemblage:

- Barite dominated ("eba type"): can be subdivided into at least 3 sub-assemblages:

  1. Metals: Pb-Ag-Cu; Gangue minerals: quartz (cherty, chalcedony), barite, fluorite ("eba1")

  2. metals: Pb-Cu-Zn, ±Ag; Gangue minerals: barite, fluorite, quartz ("eba2")

  3. Metals: Ag-Ni-Co-As-Bi, ±Cu; Gangue minerals: quartz (chalcedony), minor barite, fluorite ("eba3").

The early mineral assemblages deposited from several hydrothermal pulses sometimes occur within the same vein zone, and transitions or telescoping may occur. It can be interpreted that the kb-type formed under relatively high temperatures, whereas the eb and eq types deposited from cooler hydrothermal solutions. The lead-dominated carbonate veins (eb type) are generally younger than the pyrite-dominated (kb) type. Newer paragenetic studies suggest that the eq style could have formed

coevally to the kb style, but at lower temperatures and at higher levels, and grades into the kb style (with coarser-grained quartz and black sphalerite) at greater depth.

Examples of mineralised veins are shown in Figure 6-6.

**Figure 6-6**

**Examples of mineralised veins: (A) quartz-carbonate vein with pyrite-sphalerite-galena in altered felsic volcanics [drillhole SC20MUN015, 201m], (B) Quartz vein with sphalerite-galena-pyrite in brecciated volcaniclastics [drillhole SC20GWO012, 96.5 – 97.8, 954g/t Ag], (C) quartz-carbonate-iron carbonate veining with pyrite and unidentified sulfides in mica schist [SC21BRD022, 371m], (all NQ-size core)**


A
B
C
371.00
EXCELLON
RESOURCES
MSA
THE MSA GROUP
Source: MSA 2021 Sept 2021

## 6.4 Petrographic and MLA Studies

Excellon has conducted petrographic (hole AGBR-01) and Mineral Liberation Analysis ("MLA") (holes AGBR-01, 05, 05A, and 10) studies to improve the understanding of lithologies and petrographic attributes encountered in the core, and to identify silver species carrying Ag mineralization. The petrographic study provided an insight into the protolith, metamorphic and hydrothermal alteration of the host rock and mineralized zones. The MLA study has provided information regarding the identification, abundance and associations of the silver species present at the Project. The findings of the MLA report are summarized in Table 6-1. The results indicate that the most abundant silver species encountered at the Project are: pyrargyrite/pyrostilpnite, freieslebenite, argentopyrite, and freibergite-tetrahedrite. The MLA study has also looked at the spatial association of the silver species, indicating the percentage of the grains in contact with other minerals (Table 6-2). The silver species minerals are closely associated with pyrite/marcasite, and to a lesser degree, with sphalerite, chalcopyrite, and quartz.

**Table 6-1**
**Silver mineral species determined by Mineral Liberation Analysis**

| Mineral | ABGR01-354-70 | ABGR05-218_75 | ABGR05A-207_85 | ABGR05A-208_10 |
|---|---|---|---|---|
| | Grain Count | Grain Count | Grain Count | Grain Count |
| Native Silver | 0 | 0 | 0 | 8 |
| Miargyrite | 1 | 0 | 17 | 0 |
| Pyrargyrite/Pyrostilpnite | 0 | 17 | 22716 | 220 |
| Freieslebenite | 4 | 13 | 2632 | 54 |
| AgFeS (Argentopyrite?) | 0 | 15 | 31326 | 217 |
| Freibergite-Tetrahedrite series 1 | 3 | 1 | 261 | 96 |
| Freibergite-Tetrahedrite series 2 | 13 | 12 | 3099 | 409 |
| **Total** | **21** | **58** | **60051** | **1004** |

**Table 6-2**
**Spatial association of silver mineral species, indicating percentage of grains in contact with other minerals**

| Sample | Mineral | Freieslebenite | Freibergite-Tetrahedrite series | Stibnite | Benavidesite | Galena | Sphalerite | Pyrite/ Marcasite | Chalcopyrite | Arsenopyrite | Quartz | Other |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | % | % | % | % | % | % | % | % | % | % | % |
| ABGR01-354_70 | Miargyrite | | | | | | | 100 | | | | |
| ABGR01-354_70 | Freieslebenite | | | 13 | 7 | | | 72 | | 8 | | |
| ABGR01-354_70 | Freibergite-Tetrahedrite series 1 | | | | | | 48 | 42 | | 10 | | |
| ABGR01-354_70 | Freibergite-Tetrahedrite series 2 | | | | 6 | | 46 | 30 | | | 18 | |
| ABGR05-217_75 | Pyrargyrite/Pyrostilpnite | | | | | | | 92 | | 5 | 3 | |
| ABGR05-217_75 | Freieslebenite | | 3 | | | 5 | | 91 | | | | 2 |
| ABGR05-217_75 | AgFeS (Argentopyrite?) | | | | | | | 99 | | | | 1 |
| ABGR05-217_75 | Freibergite-Tetrahedrite series 1 | | | | | | | | 40 | | 60 | |
| ABGR05-217_75 | Freibergite-Tetrahedrite series 2 | 2 | | | | | | 81 | 2 | 15 | | |

# 7 DEPOSIT TYPES

The Project is located in the world-class Freiberg mining district. Between the 12th and 19th centuries, the district had produced over 185 million ounces silver. It includes six major historical silver mine camps and six minor mine camps and prospects and covers over 30 kilometres long epithermal silver-(lead-zinc-copper±gold) vein system. Historically reported veins ranged from 0.1 metres to 10 metres in width, with grades of over 3,500 g/t Ag and no assaying for gold or zinc available at the time.

The deposits in the licence area consist of epithermal low to intermediate sulfidation steeply dipping quartz-carbonate veins. The veins are laterally extensive however they have only been tested to a maximum of 300 metres depth due to the lack of modern-day silver exploration, with several historical mines exceeding that depth, reaching 580 metres.

Epithermal deposits include a wide range of hydrothermal deposits associated with volcanic and magmatic systems and formed at shallow crustal levels by the circulation of magmatic-related hydrothermal fluids into fractured rocks. These deposits are typically related to a variety of regional structures developed in extensional tectonic settings.

Epithermal gold-silver deposits are small to large (thousands to greater than 100 Mt, low- to high-grade 0.1 to >30 g/t gold, <1 to >1,000 g/t silver), vein, disseminated, and breccia deposits most commonly hosted in broadly contemporaneous volcanic and volcaniclastic rocks (John *et al.*, 2010).

Epithermal deposits are important sources of silver and gold that form at <1.5 kilometres in depth and <300°C in high-temperature hydrothermal systems. These deposits have been classified on the basis of alteration and gangue mineral assemblages, metal contents, sulfide contents, and sulfide mineral assemblages (Simmonds *et al.*, 2005). Two end-member styles occur, namely high sulfidation and low sulfidation. High sulfidation deposits are hosted by leached silicic rock and are associated with predominantly magmatic, acidic fluids with a quartz-alunite-barite-kaolinite-pyrophyllite gangue association. Low sulfidation deposits are formed by circulation of reduced, near neutral, dilute fluids developed by mixing of hot magmatic fluids with deep circulating meteoric water accompanied by a quartz-chalcedony-calcite-adularia-illite-carbonate gangue association.

The Freiberg district comprises well-preserved low- to intermediate-sulfidation epithermal systems that share many characteristics with well-studied Ag-Zn-Pb mineral systems elsewhere (Figure 7-1) (Swinkels *et al.*, 2021a and 2021b). Metal deposition in these systems typically occurs during fluid ascent along open deep-seated structures through a combination of processes including fluid mixing, cooling, degassing, and transient boiling. The hydrothermal deposits exhibit strong vertical zoning around the transient boiling zone, with precious metals generally enriched above the boiling zone and base metals abundances increasing with depth (Figure 7-2). The boiling zone often migrates throughout the deposition history (telescoping) resulting in a greater vertical extent of mineralization. Mineralization tends to be dominated by open-space veins, with stockwork mineralization common and disseminated and replacement mineralization a minor component.

**Figure 7-1**

**Schematic model for epithermal mineral deposits**


Low Sulphidation Epithermal
Geyser Pools / Sinters
Vapor Ascent
Volcano
Crater Lake
High Sulphidation
Intermediate Sulphidation
Vapor Ascent
Porphyry and Skarn
Meteoric Water
www.explorationalliance.com
Approx. 1 km
EXCELLON
RESOURCES
MSA
THE MSA GROUP
Sept 2021

**Figure 7-2**

**Schematic model of metal zoning in low-intermediate epithermal deposits**


As-Sb-Hg
As-Sb
As-Sb-Hg
150°C
Low grade Precious Metal Interval
As±Au±Ag
200°C
High grade Precious Metal Interval
250 m
Au-Ag
BOILING LEVEL
Au-Ag±Pb±Zn
Base Metal Interval
Pb-Zn±Ag
Pb-Zn±Cu
250°C
500 m
www.explorationalliance.com
EXCELLON
MSA
Sept 2021

# 8 EXPLORATION

Historical exploration work in the area of the Project is discussed in Section 5.

Prior to exploration activities conducted by Excellon in 2019, historical mining, drilling, sampling, and more recently soil and grab sampling, land and drone magnetic survey, and induced polarization ("IP") surveys were conducted at the Project. Excellon continued and intensified exploration after becoming the operator in 2019.

## 8.1 Exploration by Excellon

Since becoming the operator in 2019, Excellon has conducted petrographic and MLA studies, seismic surveys and diamond drilling documented by detailed core logging. In accordance with the agreement between the HIF and Excellon, HIF staff have been performing drill core mapping using hyperspectral analysis ("HA") in order to improve the understanding of the local mineralization and alteration. The compilation of exploration activities conducted by Excellon is shown in Figure 8-1.

**Figure 8-1**
**Exploration activities conducted by Excellon**



13.1°E
13.15°E
13.2°E
13.25°E
13.3°E
13.35°E
13.4°E
13.45°E
13.5°E
13.55°E
51.1°N
51.05°N
51°N
50.95°N
50.9°N
BRÄUNSDORF PROJECT
Steinberg
Emanuel
Zellwald
Burkhard
Grauer Wolf
Peter vein
Reichenbach
Fortuna D
Wittig
Fortuna C
Fortuna B
Fortuna A
Bräunsdorf North
Bräunsdorf South
Freiberg
LEGEND
Surface rock samples
Surface soil samples
Exploration target
EXCELLON
0
15
Kilometers - WGS84 Mercator
MSA
THE MSA GROUP
N

Source: Excellon Sept 17, 2021

Globex soil and grab sampling, and IP and magnetic geophysical survey data have been incorporated into Excellon's GIS database. When possible, the maps and plans of historical workings had been digitized, georeferenced, and incorporated into Excellon's database.

### 8.1.1 Petrographic Studies

In 2020 a petrographic study of thirteen samples from hole AGBR01 was performed by HIF. The purpose of the study was to identify the lithologies and to reconcile the petrographic attributes with the results of the hyperspectral drill core mapping.

### 8.1.2 MLA Analysis

In 2020 Erzlabor (associated with HIF) performed MLA analysis on seven samples from four diamond drill holes. The purpose of the study was to identify the silver species present at the Project and to establish their abundance and association.

### 8.1.3 Seismic Survey

A trial 2-d Ambient Noise Surface Wave Tomography ("ANSWT") survey was completed by Sisprobe while performing diamond drilling at Munzig area. The survey uses ambient noise and requires no artificial active noise sources. The survey was oriented WSW with the objective to locate the position and the orientation of the contact between mica schist formation and mafic volcanics.

### 8.1.4 Hyperspectral Analysis

The hyperspectral analysis (HA) was performed on 2,563 metres of core. The objective of the HA is to improve the consistency in the identification of lithology, alteration, and mineralization. The analysis was supplemented by a petrographic study to improve the calibration of HA. Data collection and analysis using HA will continue in future drilling campaigns.

# 9 DRILLING

## 9.1 Historical Drilling

Between 1951 and 2020, a total of 199 core drillholes (22,562 metres) were completed throughout the current Project area. Before 2019, however, drilling was mainly focused on exploring mineralization types other than epithermal veins (described below). A summary of the historical drilling work completed over time is given in Table 9-1 and displayed in Figure 9-1

**Table 9-1**
**Summary of Drilling completed on the Silver City property between 1953 and 2020**

| Drilling completed by | Area | Period | No. Holes | Meters |
|---|---|---|---|---|
| GDR Geological Survey | Zellwald Forest | 1953 | 6 | 476 |
| SDAG Wismut | Scharfenberg | 1971 | 1 | 300 |
| VEB Bergbau- und Hüttenkombinat "Albert Funk" Freiberg | Various (South of Obergruna) | 1962-1965 | 31 | 12,128 |
| VEB Bergbau- und Hüttenkombinat "Albert Funk" Freiberg | various (South of Obergruna) | 1976-1977 | 145 | 5,971 |
| Excellon | Various (entire property) | 2020 | 16 | 3,687 |

**Figure 9-1**
**Drilling completed on the Silver City property between 1953 and 2020**



BRÄUNSDORF PROJECT
Emanuel
Zellwald
Grauer Wolf
Burkhard
Peter vein
Fortuna D
Reichenbach
Fortuna C
Fortuna B
Fortuna A
Bräunsdorf North
Bräunsdorf South
Harha
LEGEND
Freiberg
Munzig
Steinberg
Fortuna
Bräunsdorf
EXCELLON
MSA
Source: ExcellonSept 17, 2021

During 1951-1977 historical drilling within the current Project area was carried out by the geological survey of the former GDR, state-owned exploration companies, and the Soviet-German SDAG Wismut in several drilling campaigns. None of them were targeting the polymetallic epithermal mineralization, preferring to focus exploration efforts on nickel and/or stratiform tin mineralization. However, logging descriptions and archived core samples provided valuable evidence of the presence of epithermal mineralization in the investigated areas.

In the course of a nickel exploration campaign, 329 auger drillholes (1,940 metres) up to 16 metres in depth and six vertical diamond core drillholes (476 metres) up to 161.8 metres in depth were completed between 1951 and 1953 in the area of the Zellwald forest.

Between 1962 and 1977 a total of 176 inclined and vertical holes (over 18,099 metres) were drilled from surface and underground as part of several exploration campaigns on tin mineralization. They cover an area from Obergruna in the northeast to Riechberg in the southwest. While 144 drillholes were less than 50 metres in depth, 27 were drilled to depths exceeding 300 metres (maximum 1,200 metres).

Near Scharfenberg in the northernmost part of the property, one drillhole (Wis 09; 300 metres) was completed by the SDGA Wismut in 1971, most likely as part of an exploration program for uranium.

Overall, the drilling, surveying, and logging procedures used during the different campaigns are not well known. Selected available drill core was logged and partially re-sampled by Globex in 2017.

## 9.2 Drilling by Excellon (2020)

### 9.2.1 Type and Extent

After optioning the Project from Globex in 2019, Excellon drilled a total of 16 diamond drillholes (3,687 metres) over 24 kilometres of strike in 2020 on the Project. All the holes were drilled inclined with final depths ranging between 92 metres and 445 metres, as summarized in Table 9-2. A total of nine targets were tested as shown in Figure 9-1.

**Table 9-2**
**Summary of the 2020 drilling campaign on the Bräunsdorf Licence**

| Drillhole ID | Easting | Northing | Elevation | Length (m) | Azimuth | Inclination |
|---|---|---|---|---|---|---|
| AGBR0120 | 373 869 | 5 644 575 | 325 | 445.4 | 135 | -57 |
| AGBR0220 | 375 200 | 5 646 380 | 353 | 170.7 | 130 | -47 |
| AGBR02A20 | 375 180 | 5 646 395 | 351 | 188.6 | 130 | -60 |
| AGBR0320 | 378 458 | 5 648 638 | 370 | 122.8 | 110 | -65 |
| AGBR0520 | 380 035 | 5 649 915 | 355 | 282.0 | 150 | -60 |
| AGBR05A20 | 380 045 | 5 649 915 | 355 | 258.6 | 138 | -60 |
| AGBR05B20 | 379 995 | 5 649 870 | 356 | 269.8 | 142 | -64 |
| AGBR0720 | 374 830 | 5 645 935 | 387 | 152.4 | 140 | -45 |
| AGBR0820 | 378 350 | 5 648 520 | 370 | 92.5 | 130 | -50 |

| | | | | | | |
|---|---|---|---|---|---|---|
| AGBR1020 | 377 370 | 5 649 180 | 360 | 237.0 | 125 | -45 |
| AGBR1220 | 381 640 | 5 651 810 | 312 | 205.7 | 130 | -55 |
| SC20GWO012 | 377 931 | 5 650 921 | 340 | 292.0 | 133 | -45 |
| SC20GWO013 | 377 931 | 5 650 921 | 340 | 255.0 | 143 | -55 |
| SC20MUN015 | 389 350 | 5 660 980 | 248 | 233.9 | 170 | -48 |
| SC20MUN016 | 389 505 | 5 660 970 | 251 | 153.9 | 270 | -60 |
| SC20SIF014 | 372 820 | 5 643 310 | 424 | 326.5 | 135 | -45 |
| | | | **Total** | **3686.8** | | |

### 9.2.2 Procedures

All aspects of core management, logging, sampling, assay and QAQC are documented in standard operating procedures which were reviewed by the QP.

All drillholes commenced with HQ size (63.5 millimetre core diameter) until reaching more intact rock units (on average 28 metres) thereafter switching to NQ size, which produces 47.6 millimetre diameter core.

Drilling was carried out by GEOPS Bohrgesellschaft mbH ("GEOPS"), a subsidiary of GEOPS Bolkan Drilling Services Ltd. The program was completed using an Atlas Copco CS14 drilling rig. Photographs of drill sites from the 2021 drilling campaign are shown in Figure 9-2.

For all retrieved core, the Devico BBT system (dual tool survey) was used by the drilling contractor for marking the bottom of the hole at the end of each core run. Upon recovery from the inner tube, the core was washed and placed into plastic core trays, appropriately labelled and secured by the drilling contractor. Every 24-48 hours, the core was transported in the core boxes to the central core storage/logging facility, where the core boxes were checked for completeness. Delivery and receipt of the core were signed off by the drilling contractor and Excellon's project staff, respectively.

Following the receipt of the core at the logging facility, the core was geotechnically logged, which consisted of measuring core recovery, RQD and qualitative information on jointing as well as labelling of full metre marks. Based on the bottom of the core-run marks, the core was oriented using a V-rail, an orientation line and arrows pointing down the hole were drawn.

Information acquired during detailed core logging was recorded on paper log sheets, which were digitally captured following completion of each hole. Data was entered into the Fugro-owned GeODin data management software, which allowed a thorough validation of inserted data based on pre-defined dictionaries and logical checking routines. The following were entered into the database: collar information, core recovery, lithology, alteration, mineralization, sampling intervals, specific gravity analyses, Reflex IQ Logger orientation data of structural elements (e.g. veins, joints, faults), and geotechnical information. An average of 96.65% core recovery was obtained for the 2020 drill program.

After the completion of core logging, samples were taken for specific gravity analysis. Samples for specific gravity measurements or geochemical analysis were selected, respecting lithological, structural and mineralization boundaries.

The drillhole data are stored on Fugro's company server at its Berlin head office and were periodically transferred to Excellon through cloud-based web services during the course of the 2020 drill program.

**Figure 9-2**
**Examples of GEOPS drill sites, 2021 drilling campaign: (A) SC21REI027, Reichenbach (B) SC21GRW030, Grauer Wolf**


A
B
Source: MSA 2021 Sept 2021

### 9.2.3 Surveying

No information on the surveying of historical holes is available.

During 2020, all drillhole collar locations were surveyed by a certified surveyor (Uwe Klöden) using a TRIMBLE S6 Robotic (2" DR300+) Total Station and a Trimble R8s GNSS receiver.

Downhole deviation surveys were carried out by the drilling contractor using a SPT MagCruiser MM022, with the measurements taken every 10 metres. The frequency was later reduced to every 15 metres for the first 45 metres and every 30 metres below thereafter. Following the completion of a hole, all drillholes with the exception of drillhole AGBR01-20, were surveyed up-hole with the same SPT MagCruiser MM022 tool and measurements were collected every 6 metres. In AGBR01-20, an up-hole survey was completed using a multi-sensor wireline tool with continuous gyroscopic deviation measurements taken every 1 centimetre.

### 9.2.4 Interpretation and Relevant Results

The 2020 drilling program was designed to test multiple targets based on the strike and dip extensions of historical workings, soil geochemical and geophysical anomalies and surface samples.

The program tested nine targets, with mineralization and/or significant alteration intersected in seven targets (Figure 9-3 and Table 9-3). Drilling at the Munzig target in late 2020 encountered two zones of mineralization within 75 metres of surface (including 2.43 metres grading 116 g/t AgEq from 70 metres and 1.60 metres grading 143 g/t AgEq from 77 metres in SC20MUN015) separated by a non-mineralized dike (Table 9-4).

Of significance, mineralization intersected in epithermal veins associated with a mafic volcanic – schist contact at the Grauer Wolf and Reichenbach targets effectively represents new discoveries, as this geological contact saw little historical mining.

**Figure 9-3**

**Summary drilling results on targets tested in the 2020 drilling campaign**



Saxony
Dresden
Freiberg
BRÄUNSDORF
SC20GWO012
1.20 m @ 331 g/t AgEq
(325 g/t Ag, 0.1 g/t Au 0% Pb and 0% Zn)
And
8.1 m @ 194 g/t AgEq
(173 g/t Ag, 0.1 g/t Au, 0.1 % Pb and 0.0 % Zn)
Including
1.3 m @ 1,043 g/t AgEq
(954 g/t Ag, 0.1 g/t Au, 0.7 % Pb and 2.0 % Zn)
AGBR1020
1.90 m @ 191 g/t AgEq
(134 g/t Ag, 0.8 g/t Au 0% Pb and 0% Zn)
Including
0.71 m @ 505 g/t AgEq
(356 g/t Ag, 2.0 g/t Au, 0% Pb and 0% Zn)
AGBR0120
2.05 m @ 101 g/t AgEq
(87 g/t Ag, 0.2 g/t Au, 0% Pb and 0.1% Zn)
Including
0.35 m @ 319 g/t AgEq
(300 g/t Ag, 0.2 g/t Au, 0% Pb and 0.2% Zn)
Munzig
SC20MUN015
2.4 m @ 116 g/t AgEq
(38 g/t Ag, 0.2 g/t Au, 1.1% Pb and 1.1% Zn)
And
1.6 m @ 143 g/t AgEq
(69 g/t Ag, 2.1% Pb and 0.5% Zn)
Emanuel
Grauer Wolf
Reichenbach
Peter Vein
Mohorn claim
Langhennersdorf
Bräunsdorf
Fortuna A
Oederan claim
Siegfried
AGBR05A20
2.30 m @ 231 g/t AgEq
(183 g/t Ag, 0.4 g/t Au, 0.5% Pb and 0.2% Zn)
Including
0.45 m @ 1,042 g/t AgEq
(911 g/t Ag, 0.4 g/t Au, 2.8% Pb and 0.9% Zn)
0
10,000
meters
N
Silver City Project
Bräunsdorf
Historical mine
2020 Drillhole
2021 targets
EXCELLON RESOURCES

EXCELLON RESOURCES

MSA THE MSA GROUP

*Source: Excellon Sept 17, 2021*

**Table 9-3**
**Summary of targets and associated mineralization**

| Target | Target Type | Holes Drilled | Mineralization and Alteration Descriptions |
|---|---|---|---|
| **Bräunsdorf** | Dip extension of historical workings | AGBR0120 | Wide shear zone with chloritic, and sericitic alteration hosting multiple quartz-carbonate veins and local zones of hydrothermal breccia. Silver is carried by silver sulfosalts, freibergite-tetrahedrite and is closely associated with sphalerite. |
| **Reichenbach** | Surface sampling and geophysics | AGBR1020 | A discovery, with three zones of mineralization intersected, comprising brittle sericite-altered basalt with quartz-carbonate filled brittle fractures and local zones of matrix- and clast-supported hydrothermal breccias. Silver and gold are hosted in quartz-carbonate veins with grades up to 2.0 g/t Au and 350 g/t Ag. |
| **Peter Vein** | Strike extension of historical workings | AGBR0520<br>AGBR05A20<br>AGBR05B20 | All holes intersected a wide shear zone with strong sericitic, graphitic, and chloritic alteration. The zone contains multiple local sheared quartz, carbonate veins with grades up to 911 g/t Ag, 0.4 g/t Au, 2.8% Pb and 0.9% Zn. Multiple grains of native silver, pyrargyrite, freibergite and other silver species were identified. |
| **Grauer Wolf** | Surface sampling and geophysics | SC20GWO013<br>SC20GWO012 | Both holes intersected a wide shear zone hosted by volcaniclastic and mafic volcanic units with strong sericitic alteration, multiple sheared carbonate veinlets and an over one-metre-wide quartz-carbonate vein containing multiple blebs of sphalerite, with grades up to 987 g/t Ag, 0.5% Pb, and 0.7% Zn. |
| **Munzig** | Surface sampling, geophysics, follow-up of historical workings | SC20MUN015<br>SC20MUN016 | A wide shear zone within mica schist with intense sericitic and local hematitc alteration, multiple sheared smokey quartz-carbonate veins hosting mineralization with grades up to 306 g/t Ag, 0.12 g/t Au, 9.48% Pb, and 2.13% Zn. |
| **Fortuna A** | Soil geochemistry - conceptual | AGBR0220<br>AGBR02A20<br>AGBR0720 | All holes intersected a strongly sheared zone with ubiquitous sericite and local intermittent zones of biotite alteration, with minor local quartz and carbonate veining. All zones demonstrated anomalous base metal and precious metal values with grades up to 0.68 g/t Au and 47 g/t Ag. |
| **Siegfried** | Geophysics, strike extent of historical workings | SC20SIF014 | 5 m wide shear zone with, chloritic, and sericitic alteration hosting multiple quartz-carbonate veins and local zones of hydrothermal breccia. |

*Source: Excellon (2021a)*

**Table 9-4**
**Significant results from the 2020 drilling campaign**

| Target | Hole ID | Dip | Azimuth | Interval | | Interval[1] | Ag | Pb | Zn | Au | AgEq[2] |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | ° | ° | From (m) | To (m) | (m) | g/t | % | % | g/t | g/t |
| Bräunsdorf | AGBR0120 | -57 | 135 | 353.45 | 355.50 | 2.05 | 87 | 0.0 | 0.1 | 0.2 | 101 |
| | *Including* | | | 353.45 | 353.80 | 0.35 | 300 | 0.0 | 0.2 | 0.2 | 319 |
| Reichenbach | AGBR1020 | -45 | 125 | 107.50 | 109.40 | 1.90 | 134 | 0.0 | 0.0 | 0.8 | 191 |
| | *Including* | | | 108.13 | 108.84 | 0.71 | 356 | 0.0 | 0.0 | 2.0 | 505 |
| Peter Vein | AGBR05A20 | -60 | 138 | 207.75 | 210.05 | 2.30 | 183 | 0.5 | 0.2 | 0.4 | 231 |
| | *Including* | | | 207.75 | 208.20 | 0.45 | 911 | 2.8 | 0.9 | 0.4 | 1 042 |
| Grauer Wolf | SC20GWO012 | -45 | 133 | 76.80 | 78.00 | 1.20 | 325 | 0.0 | 0.0 | 0.1 | 331 |
| | *and* | | | 95.70 | 103.70 | 8.10 | 173 | 0.1 | 0.3 | 0.1 | 194 |
| | *including* | | | 96.50 | 97.80 | 1.30 | 954 | 0.7 | 2.0 | 0.1 | 1 043 |

*[1] All intersections reported as core length.*
*[2] AgEq calculated using $1,800 Au/oz, $24.00 Ag/oz, $0.90 Pb/lb and $1.20 Zn/lb with 100% metallurgical recovery.*
*Source: Excellon (2020, 2021b)*

## 9.3 Authors Comments

The QP of this report is of the opinion that the drilling and sampling procedures adopted by Excellon meet or exceed generally recognized industry best practices. Core sampling was undertaken by competent personnel respecting the lithological, structural and mineralization boundaries and using procedures that meet or exceed generally accepted industry best practices. The QP concludes that the samples are representative of the source materials, and there is no evidence that the sampling process introduced a bias.

The results of the 2020 drilling program, in combination with other work undertaken by Excellon, has confirmed the presence of a major epithermal system developed over 24 kilometres of strike. The discovery of epithermal veins associated with the mafic volcanic - schist contact at the Grauer Wolf and Reichenbach targets represents a new mineralization control and has confirmed the wider exploration potential of the district.

# 10 SAMPLE PREPARATION, ANALYSES AND SECURITY

Information on data acquired by Globex between 2017 and 2019 is reproduced from Globex Mining Reports (Jurgeit, 2018; 2019).

Samples collected by Globex between 2017 and 2019 and by Excellon in 2020 were sent to Bureau Veritas Polska Sp. z o.o.'s ("BV") sample preparation facilities in Kracow, Poland. Pulps were sent to the BV Laboratory in Vancouver, Canada, which is accredited to ISO/IEC 17025:2017, RG-MINERAL. BV has a comprehensive QA/QC program, supervised by an independent Qualified Person.

As part of the quality assurance and quality control ("QAQC") program implemented by Excellon, 40 pulp duplicates were sent to SGS de México, S.A. DE C.V. ("SGS") in Durango, Mexico. SGS and BV are autonomous, commercial geochemical laboratories that operate independently of Excellon.

## 10.1 Sampling Method and Approach

### 10.1.1 Grab, float, rock chip, drill core and soil sampling (Globex 2017 – 2019)

Between October 2017 and April 2019, Globex collected 33 rock grab samples, 52 float and rock chip samples, 23 drill core samples as well as 574 soil samples along 17 lines on the Bräunsdorf licence.

Rock grab samples were selectively collected from subcrop and historic mine dumps, mostly adjacent to arable land. Rock chip samples were taken from outcrop using hammer and chisel as semi-continuous chip-channel samples and are not intended to be representative.

Float samples were selectively taken in areas with limited outcrop or in areas with shallow overburden, mostly on arable land. It is believed that the float represents *in situ* weathered material that has not been transported very far.

Drill core samples were taken from historical diamond drill cores (Rieg 1/76, Oba 1/77 and OT 7/65) that had been re-logged by Globex Mining prior to sampling at the Geological Survey of Saxony's core sheds in Halsbrücke-Rothenfurth and Obergruna, respectively. Globex Mining collected either quarter cores or half cores, if available, and the sample length ranged from 0.05 metres to 1.40 metres.

Soil samples were taken with the technical help of EZW from the subsoil (B horizon) on arable land or pastures, usually between 0.30 metres and 0.50 metres in depth using an Edelmann hand auger (**Error! Reference source not found.**). The sample length ranged from 0.05 metres to 0.30 metres.

All samples were placed in labelled zipper bags and transported to BV in Krakow, Poland for sample preparation.

**Figure 10-1**

**Soil sampling showing the sampled interval representing the subsoil (B horizon)**



Source: Jurgeit (2019) Sept 2021

### 10.1.2 Drill core sampling (Excellon 2020)

Core logging and sampling was completed by qualified and experienced technical personnel.

After core logging, the drill core was marked up for sampling at regular 1 metre intervals corresponding to drilled depths. The 1 metre intervals were adjusted at key geological contacts or in sample intervals with visible mineralization. The minimum sample interval was 0.30 metres, whereas the maximum sample interval was 1.45 metres. In some instances, visually barren intervals away from mineralization were marked up at regular 2 metres intervals. All drill core was then photographed dry and wet using a digital camera. Core was split along the cut line using a diamond saw. Half the core was placed in a thick wall plastic bag together with a uniquely numbered sample ticket. The bag was secured with a cable tie. Core samples were weighed on a portable scale. The average sample weight was about 2 kilogram. The remaining split core was placed in the core box and retained at Excellon's core processing facilities in Freiberg.

Core "field duplicates" were prepared by cutting quarter-core samples from half-core using a diamond saw. Field duplicates were inserted at a frequency of 1 in 50 samples. Blanks were submitted into the sample stream at a frequency of 1 in 25 samples. Umpire samples were submitted at a rate of about 1 in 65 samples to SGS in Durango, Mexico.

Specific gravity ("SG") measurements were done on selected uncut core samples by hydrostatic immersion. Solid pieces of core considered to represent different rock types and mineralization styles were selected at a frequency of approximately one SG sample per 5 m of core. A total of 777 measurements were taken for the 2020 drill program. These are typically solid pieces of core ranging from 0.15 metres to 0.30 metres in length with no cavities. If the material is porous, the core was tightly wrapped in parafilm tape before the measurement. Dry core samples were weighed in air followed by suspension in water, correcting for temperature and recording the weight. Results were recorded on paper log sheets and entered into a database management system that calculates each sample's specific gravity.

## 10.2 Sample Preparation

### 10.2.1 Grab, float, rock chip, drill core and soil sampling (Globex 2017 – 2019)

Sample preparation was carried out at BV's sample preparation facilities in Kracow, Poland.

Rock grab, float, rock chip and drill core samples were prepared using the following protocol (BV method code: PRP70-250):

1. Crush entire sample to greater than 70 percent passing 2 millimetre (10 mesh)
2. Riffle-split 250 grams
3. Pulverize 250 grams to greater than 85% passing 75 µm (200 mesh).

The prepared pulps were sent to Bureau Veritas Commodities Canada Ltd. in Vancouver, Canada for Inductively Coupled Plasma Emission Spectrometry ("ICP-ES") and Inductively Coupled Plasma Mass Spectrometry ("ICP-MS") analysis of 53 elements as well as fire assay with gravimetric finish for overlimit gold and silver analyses (BV method codes: AQ250-EXT, AQ374, FA530).

Soil samples were prepared using the following protocol (BV method code: SS80):

1. Dry at 60 °C
2. Sieve 100 gram sample to -180 µm (80 mesh).

The prepared soil samples were also sent to Bureau Veritas Commodities Canada Ltd. in Vancouver, Canada for ICP-MS analysis of 37 elements (BV method code: AQ250).

### 10.2.2 Drill core samples (Excellon 2020)

Sample preparation was carried out at BV's sample preparation facilities in Kracow, Poland.

All drill core samples were prepared using the following protocol (BV method code: PRP80-250):

1. Crush entire sample to greater than 80 percent passing 2 millimetres
2. Riffle-split 250 grams

3. Pulverize 250 grams to greater than 85% passing 75 µm (200 mesh).

The prepared pulps were sent to Bureau Veritas Commodities Canada Ltd. in Vancouver, Canada for multi-acid ICP-ES analysis of 35 elements as well as fire assay with ICP-ES finish for gold and gravimetric finish for silver analyses, respectively (BV method codes: MA300/MA370, FA530-Ag, FA330-Au).

## 10.3 Sample Analysis

### 10.3.1 Grab, float, rock chip, drill core and soil samples (Globex Mining 2017 – 2019)

At Bureau Veritas Commodities Canada Ltd. in Vancouver, a sample split of 0.5 grams was digested in modified aqua regia (1:1:1 $HNO_3$ : $HCl$:$H_2O$) prior to ICP-MS analysis. High-grade samples with Pb, Zn or Cu greater than 1% were re-analyzed using modified aqua regia digestion of a 2 g sample with ICP-ES finish. Samples with overlimit gold and silver analyses (>100 ppm) were re-analyzed using lead collection fire assay fusion of a 30 gram sample with gravimetric finish. **Error! Reference source not found.** summarizes the analytical methods used by Globex for the more important elements.

**Table 10-1**
**Summary of analytical methods used by Globex (2017-2019) for grab, float, rock chips, drill core, and soil samples analyzed at BV Vancouver**

| Analyte | Method Code | Detection Limit | Description |
|---|---|---|---|
| Ag | AQ250(-EXT) | 0.002 - 100 ppm | Aqua Regia digestion with ICP-ES/MS finish |
| Ag | AQ374 | 2-1000 ppm | Aqua Regia digestion with ICP-ES finish |
| Ag | FA530 | > 20 ppm | 30 g fire assay with a gravimetric finish |
| Au | AQ250(-EXT) | 0.0002 - 100 ppm | Aqua Regia digestion with ICP-ES/MS finish |
| Au | FA530 | > 0.9 ppm | 30 g fire assay with a gravimetric finish |
| Zn | AQ250(-EXT) | 0.1 - 10000 ppm | Aqua Regia digestion with ICP-ES/MS finish |
| Zn | AQ374 | 0.01 - 20 % | Aqua Regia digestion with ICP-ES finish |
| Pb | AQ250(-EXT) | 0.01 - 10000 ppm | Aqua Regia digestion with ICP-ES/MS finish |
| Pb | AQ374 | 0.01 - 4 % | Aqua Regia digestion with ICP-ES finish |

### 10.3.2 Drill core samples (Excellon 2020)

At Bureau Veritas Commodities Canada Ltd. in Vancouver, a sample split of 0.25 grams was heated in $HNO_3$, $HClO_4$ and HF to fuming and taken to dryness. The residue was dissolved in HCl followed by a multi-element ICP-ES analysis of 35 elements (MA300). High-grade samples with Pb or Zn greater than 1% were re-analyzed using the same digestion and method of analysis, but with a high-grade instrument calibration (MA370). Samples with overlimit silver concentrations (>200 ppm) were re-analyzed using lead collection fire assay fusion of a 30 gram sample with gravimetric finish (FA530-Ag). Gold was also assayed using lead collection fire assay fusion of a 30 g sample, but with ICP-ES finish (FA330-Au).

For umpire analysis, a sample split was sent to SGS in Durango, Mexico. For multi-element analysis, a 0.20 gram sample was subjected to a multi-acid digestion and subsequently analyzed by ICP-ES for 32 elements, including Ag, Pb and Zn (ICP40B). Samples with greater than 1% Pb or Zn were analyzed by sodium peroxide fusion with ICP-ES finish (ICP90Q). For this analytical procedure, a 0.20 gram sample was prepared and added to a sodium peroxide flux prior to being fused in a furnace. The resulting melt was dissolved in 100 millilitre of an acid matrix solution, which was then analyzed by ICP-ES. For Ag analyses greater than 100 ppm, lead collection fire assay fusion of a 30 gram sample with gravimetric finish was used (FAG313). Gold analyses were also carried out using lead collection fire assay fusion of a 30 gram sample but followed by atomic absorption spectroscopy ("AAS") (FAA313). **Error! Reference source not found.** summarizes the laboratories and analytical methods used for relevant elements.

**Table 10-2**
**Laboratories and analytical methods used by Excellon Resources for diamond drilling core analysis**

| Analyte | Method Code | Detection Limit | Descriptions |
|---|---|---|---|
| **BV Kracow/Vancouver Lab:** | | | |
| Ag | MA300 | 0.5 - 200 ppm | 4-acid digestion with ICP-ES finish |
| Ag | MA370 | 2 - 1500 ppm | 4-acid digestion with ICP-ES finish |
| Ag | FA530 | > 20 ppm | 30 g fire assay with a gravimetric finish |
| Au | FA330 | 0.002 - 10 ppm | 30 g fire assay with ICP-ES finish |
| Au | FA550 | > 0.9 ppm | 50 g fire assay with a gravimetric finish |
| Zn | MA300 | 2 - 1000 ppm | 4-acid digestion with ICP-ES finish |
| Zn | MA370 | 0.01 - 40 % | 4-acid digestion with ICP-ES finish |
| Pb | MA300 | 5 - 10000 ppm | 4-acid digestion with ICP-ES finish |
| Pb | MA370 | 0.02 - 10 % | 4-acid digestion with ICP-ES finish |
| **SGS Durango:** | | | |
| Ag | ICP40B | 2 - 100 ppm | 4-acid digestion with ICP-ES finish |
| Ag | FAG313 | 10 - 3000 ppm | 30 g fire assay with a gravimetric finish |
| Au | FAA313 | 0.005 - 10 ppm | 30 g fire assay with AAS finish |
| Zn | ICP40B | 5 - 10000 ppm | 4-acid digestion with ICP-ES finish |
| Zn | ICP90Q | 0.01 - 30 % | Fusion with ICP-ES finish |
| Pb | ICP40B | 2 - 10000 ppm | 4-acid digestion with ICP-ES finish |
| Pb | ICP90Q | 0.01 - 30 % | Fusion with ICP-ES finish |

## 10.4 Sample Security

### 10.4.1 Globex (2017 – 2019)

All samples collected by Globex were submitted within a month of collection. Storage, packing and shipping of the Globex soil samples by a carrier from EZW facility Altenberg to BV in Kracow, Poland was organized and carried out by EZW weekly on behalf of Globex, using the standard procedure of checking and duly signing the shipment documents, including instructions for preparation and analytical methods. Each soil sample profile was shipped as an individual batch. Further details with regards storage and transport by Globex of other sample types are not available. However, there are no reasons to believe that the security of the grab and rock chip samples was compromised.

### 10.4.2 Excellon (2020)

Excellon organized sample pick-up from the core processing facilities in Freiberg, Germany to BV in Kracow, Poland. Each sample batch contained 200 samples and was handed to a carrier after checking and duly signing all shipment documents as well as the chain of custody form. The shipment documents also included sample submission forms with instructions for preparation and analytical methods. A detailed sample list was also provided to BV via e-mail. Upon receipt of the samples, a staff member of BV crosschecked the number of samples received and countersigned the chain of custody form before sending it back to Excellon to be archived.

## 10.5 Quality Assurance and Quality Control Program Review

The QAQC procedures have been summarized from two Globex Reports (Jurgeit, 2018; 2019). However, Fugro has undertaken its own assessment and review of the procedures.

### 10.5.1 Globex (2017 – 2019)

Between October 2017 and April 2019, Globex inserted a total of four blanks with the hard-rock sample stream to test for contamination (33 rock grab samples, 52 float and rock chip samples, 23 historical drill core samples). The blanks comprised andesite and basalt which were not geochemically characterized and were therefore not suitable for monitoring potential contamination. Certified reference materials ("CRMs") were not inserted into the sample stream. No duplicate samples were collected by Globex and assay precision cannot therefore be meaningfully assessed.

### 10.5.2 Excellon (2020)

Excellon's QAQC protocols are consistent with generally accepted industry best practices. CRMs, geochemically barren material (blanks) and field duplicates were inserted into the sample stream at regular intervals. Each batch of 200 samples contained 8 blanks, 8 CRMs and 4 duplicates for a total of 20 quality assurance ("QA") samples per batch.

QAQC charts for the CRMs, blanks, field duplicates, laboratory duplicates, and umpire checks are included in Appendix 2: QAQC.

#### 10.5.2.1 *Assay cross contamination*

Coarse blanks are used to monitor potential contamination. They undergo the same sample preparation and analytical procedures as all drill core samples. The blank material was sourced from a local quarry from unmineralized medium-grained, equigranular red granite crushed to 5 centimetres in size. Prior to the use of the blanks, the quarry material was thoroughly geochemically characterized. Ten 2 kilogram samples were submitted to BV for assaying and returned consistent and insignificant concentrations in the elements of interest (Ag, Au, Zn, Pb). As at the Effective Date, 145 blanks had been inserted in the sample stream.

No issues were observed with the results of the blank analysis for Ag, Au, Zn and Pb. Two blank analysis showed elevated Zn concentrations of 66 and 67 ppm. Due to the correlation with slightly elevated Ag and Pb concentrations in this blank, it appears reasonable to assume that these elevated metal concentrations represent a minor variation in the blank material rather than a contamination issue. It is concluded that there are no indications of cross-contamination in the dataset.

#### 10.5.2.2 *Assay accuracy*

Three different CRMs were used to monitor the assay accuracy over a range of element concentrations. The CRMs were sourced from Ore Research & Exploration Pty Ltd ("OREAS"). A summary of the accuracy assessment is shown in **Error! Reference source not found.** together with biases and failures.

**Table 10-3**
**Summary of analytical methods used by Globex (2017-2019) for grab, float, rock chips, drill core, and soil samples analyzed at BV Vancouver**

| CRM ID | Expected values | | CRM Assay Analysis | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Mean | 1 SD | Samples (count) | Mean | CV | Mean Bias | No. of Failures | Failure |
| | Ag (ppm) | | | Ag (ppm) | | | | |
| OREAS-134b[1] | 209 | 9 | 96 | 216 | 0.02 | 3% | 0 | 0% |
| OREAS-621[2] | 69.2 | 2.65 | 24 | 68 | 0.02 | -1% | 0 | 0% |
| OREAS-623[3] | 20.4 | 1.06 | 24 | 21 | 0.03 | 3% | 0 | 0% |
| | Au (ppm) | | | Au (ppm) | | | | |
| OREAS-134b | - | - | 96 | - | - | - | - | - |
| OREAS-621 | 1.25 | 0.04 | 19 | 1.28 | 0.04 | 2% | 1 | 5% |
| OREAS-623 | 0.83 | 0.04 | 16 | 0.86 | 0.06 | 4% | 1 | 6% |

| | Zn (pct) | | | Zn (pct) | | | | |
|---|---|---|---|---|---|---|---|---|
| OREAS-134b | 18.03 | 0.75 | 96 | 18.54 | 0.03 | 3% | 0 | 0% |
| OREAS-621 | 5.22 | 0.14 | 24 | 5.39 | 0.02 | 3% | 1 | 4% |
| OREAS-623 | 1.03 | 0.03 | 24 | 1.06 | 0.02 | 3% | 2 | 8% |
| | Pb (pct) | | | Pb (pct) | | | | |
| OREAS-134b | 13.36 | 0.74 | 96 | >10 | - | - | - | - |
| OREAS-621 | 1.36 | 0.04 | 24 | 1.38 | 0.03 | 1% | 0 | 0% |
| OREAS-623 | 0.25 | 0.01 | 24 | 0.261 | 0.05 | 4% | 3 | 13% |

[1] *Zn-Pb mineralized material from Black Start and George Fisher orebodies, Mt Isa, Australia*

[2, 3] *Volcanic hosted massive sulfide Zn-Pb-Cu-Ag-Au ore, Gossan Hill, Australia*

Any CRM that has an assayed value outside of three standard deviations (defined by the CRM manufacturer) of the expected value is considered a failure. Moreover, any CRM with a grade outside 5% of the expected value is also flagged.

The QP reviewed the accuracy data for all elements of interest (Ag, Au, Zn, Pb). The CRM performance is generally acceptable with consistently low coefficients of variance ("CV"). Minor CRM failures are evident for the lower grade CRMs, especially for lead. These minor issues, however, do not compromise the overall CRM performance of Excellon's 2020 drill campaign.

#### *10.5.2.3 Assay precision*

Precision errors can be estimated by assessing the reproducibility at each stage of the sampling and assaying process. Field duplicates track all sources of error, including sampling error, sample reduction error and analytical error. In contrast, laboratory duplicates monitor the latter two, whereas laboratory replicates track the analytical error only.

The precision was assessed using scatterplot graphs identifying samples outside of +/- 10% window. The precision errors were only assessed for duplicate pairs with mean values >10 times the analytical detection limit.

The QP reviewed the precision data for all element of interest (Ag, Au, Zn, Pb) using scatter plots. The overall precision is within best practice limits for all elements of interest and for all types of duplicates. However, the number of pairs with a metal concentration exceeding 10 times the analytical detection limit is rather small, especially for silver and to a lesser degree for gold and lead. This prevents a statistically significant assessment of the assay precision other than for zinc. Nonetheless, the limited available data for silver, gold and lead indicate no issues with precision.

Laboratory duplicates and replicates show no bias, whereas field duplicates show a minor bias. The biases are within acceptable limits considering the style of mineralization and the small number of statistically significant number of pairs.

## 10.6 QP Opinion

The QP considers that the 2020 drill core assay data accurately represent the metal contents underlying samples with a high degree of confidence in terms of accuracy and precision. Infrequent failures or biases do not compromise the overall adequacy of the data. Due to the lack of CRM and duplicate samples in the Globex sample stream, the QP cannot comment on the overall quality of these data.

To further increase the statistical significance of Excellon's assay data, minor modifications to the sampling and analytical program are recommended. The small number of duplicate pairs with a metal concentration exceeding 10 times the analytical detection limit impacts the statistical significance of the assay data. Two measures should be taken to address this issue:

1) Increasing the proportion of field duplicates to 5% and biasing the sampling towards mineralized samples; and
2) Modifying the analytical method to lower the detection limits for silver, gold and lead.

Umpire checks at SGS compare well with the primary BV results, with a slight positive bias for zinc. It is important that the same analytical methodology is used at the primary and umpire laboratories to ensure comparability of results.

# 11 DATA VERIFICATION

## 11.1 Verification by Excellon

Prior to the effective date of this Report, Excellon completed a drill program at the Project in 2020 totalling 3,686.8 metres of diamond drilling in 16 holes. Excellon sampled 3,021.32 metres of drill core in 3,262 samples.

Each drill hole collar was surveyed by an independent, publicly appointed mining surveyor (Markscheider) who issued certificates for each collar. Drill hole data and core logging information, including lithology, mineralization, alteration, sampling, structures, geotechnical parameters, sampling intervals and specific gravity measurements were collected via GeODin in a MS Access-based database. Moreover, comprehensive hard copy records of the logging and collar survey data are maintained.

Assay results received from the analytical laboratories were imported into the database and merged with their unique sample number to minimize potential errors.

No dedicated verification of the historic pre-2017 data was carried out as these results are solely used to improve the decision-making with regard to drill targeting.

## 11.2 Verification by Fugro

All drill hole collars in the database were checked against the surveyor's certificates for potential errors. About 20% of the assay data in the database were verified against the original laboratory certificates and the hard copy records of the various logs were also checked against the logging data in the database. No errors were detected.

## 11.3 Verification by the QP

A site visit to the Project was carried out by the QP, Michael Robertson, between 14 and 17 September 2021. The purpose of the site visit was to interview project personnel, review the current work status, review the geology associated with the licence areas and how this relates to the mineral deposit types being targeted, obtain familiarity with conditions on the ground including access and logistics and how these affect the execution of exploration work programmes, and to verify material aspects of exploration work conducted on the licences.

The QP was granted full access to relevant data and communicated with Excellon and Fugro personnel to obtain information on the past exploration work and to understand procedures used to collect, record, store and analyse historical and current exploration data.

Random checks were made of results from assay certificates against the assay database and no errors were identified. The drillhole collar positions of the three holes being drilled during the site visit were checked by handheld GPS and found to agree with the planned collar positions.

As per Excellon's community agreements with local landowners and land users, drill sites shall be reclaimed upon completion of drilling activities at the various sites. Drillhole collar positions are therefore not capped and could not be checked by handheld GPS.

A total of ten check samples from ten 2020 drillholes were selected and quarter core cut under the supervision of the QP, who bagged the samples and personally shipped and delivered the samples to the ALS laboratory in Johannesburg for preparation and analysis (Table 11-1). The samples were selected following sorting of the 2020 assay database for samples >1ppm silver while covering a variable grade range and geographical spread of holes (Figure 11-1). Visual inspection of the core was carried out by the QP. Logging and sampling carried out by Excellon on these drillholes and incorporated into the drillhole database was verified on the core and no discrepancies were observed.

The check samples were prepared using method code PREP-31 and analysed for 33 elements by 4-acid digest and ICP-AES finish (method code ME-ICP61). Overlimit silver, lead and zinc were analysed by the ore grade method ME-ICP62 and silver also by 30g lead collection fire assay with gravimetric finish (method code Ag-GRA21). Gold was analysed by 30 gram lead collection fire assay with AAS finish (method code Au-AA25).

As part of quality control, the laboratory included a barren wash between each crushed and pulverised sample. A coarse blank (AMIS0439) and CRM (OREAS 623) were included in the sample batch submitted to the laboratory. Both the blank and CRM reported within the certified limits.

The results of the ALS check sample analyses and original Bureau Veritas results are shown in Figure 11-2. These results compare favourably, taking into account the nuggety style of mineralization particularly with respect to silver and gold and the size of the quarter core samples.

**Table 11-1**
**Check sample results and comparison for silver and gold**

| Hole ID | From (m) | To (m) | Interval (m) | BV Ag (ppm) | ALS Ag (ppm) | BV Au (ppm) | ALS Au (ppm) |
|---|---|---|---|---|---|---|---|
| AGBR02A20 | 170.60 | 171.05 | 0.45 | 5.1 | 3.6 | 0.122 | 0.15 |
| AGBR0320 | 48.00 | 48.77 | 0.77 | 1.1 | 0.5 | 0.005 | 0.01 |
| AGBR05A20 | 91.10 | 91.55 | 0.45 | 3 | 2.9 | 0.154 | 0.15 |
| AGBR1020 | 108.13 | 108.84 | 0.71 | 356 | 467 | 1.981 | 2.53 |
| AGBR1220 | 184.27 | 184.77 | 0.50 | 7 | 5.6 | 0.271 | 0.19 |
| SC20GWO012 | 207.35 | 208.27 | 0.92 | 32.9 | 35.6 | 0.268 | 0.28 |
| SC20GWO013 | 94.05 | 94.40 | 0.35 | 17.1 | 9.5 | 0.116 | 0.08 |
| SC20GWO013 | 189.45 | 189.81 | 0.36 | 4.4 | 4.5 | 0.032 | 0.06 |
| SC20MUN015 | 69.77 | 70.12 | 0.35 | 12.4 | 9.8 | 0.939 | 0.53 |
| SC20SIF014 | 261.50 | 262.15 | 0.65 | 1.8 | 2.4 | 0.015 | 0.01 |

**Figure 11-1**

**2020 Drillholes selected for check samples, underlain by bedrock geology of the Bräunsdorf licence**


366 000
372 000
378 000
384 000
390 000
396 000
5 660 000
5 654 000
5 648 000
5 642 000
N
SC20MUN015
AGBR1220
SC20GWO012
SC20GWO013
AGBR05A20
AGBR1020
AGBR0320
AGBR02A20
SC20SIF014
BRÄUNSDORF
PROJECT
Freiberg
LEGEND
Holes selected for check samples
2020 Drillholes
Surface vein
Mica schist
Phyllite
Basalt, tuff, slate
Felsic volcanic rocks
Greywacke, shale, conglomerates
Monzonite
Metagabbro, serpentinite
Hornfels (protolith: phyllite, greywacke, rhyolite)
Limestone-Dolomite
Orthogneiss, migmatite
Biotite-alkali feldspar-plagioclase gneiss
Biotite paragneiss
Orthogneiss
Biotite augen gneiss, orthogneiss
Marble
Quartzite
Biotite paragneiss, mica schist
Biotite paragneiss, mica schist, amphibolites
Rhyolite
Sandstone, shale
Shale-slate quartzite
Geology from historical geology maps and mine plans. Limited localized mapping conducted in 2017, 2018
EXCELLON
RESOURCES
MSA
THE MSA GROUP

*Source: MSA, modified after Excellon (2021) Sept 2021*

**Figure 11-2**

**Check sample comparison between ALS and Bureau Veritas laboratories**


ALS vs Bureau Veritas - Ag
BV (ppm Ag)
ALS (ppm Ag)
ALS vs Bureau Veritas - Au
BV (ppm Au)
ALS (ppm Au)
R² = 0.9323
ALS vs Bureau Veritas - Pb
BV (% Pb)
ALS (% Pb)
R² = 0.9956
ALS vs Bureau Veritas - Zn
BV (% Zn)
ALS (% Zn)
R² = 0.9988
ALS vs Bureau Veritas - Cu
BV (ppm Cu)
ALS (ppm Cu)
R² = 0.9158
ALS vs Bureau Veritas - S
BV (% S)
ALS (% S)
R² = 0.98

The QP considers that the data collection goes beyond what is necessary for an early-stage drill program. Random checks have confirmed that the database is robust and reliable. Observations made during the site visit, together with a review of the logging, sampling, assay, QAQC and database management procedures confirm that these follow best practice.

# 12 MINERAL PROCESSING AND METALLURGICAL TESTING

Not applicable to this technical report.

# 13 MINERAL RESOURCE ESTIMATES

Not applicable to this technical report.

# 14 MINERAL RESERVE ESTIMATES

Not applicable to this technical report.

# 15 MINING METHODS

Not applicable to this technical report.

# 16 RECOVERY METHODS

Not applicable to this technical report.

# 17 PROJECT INFRASTRUCTURE

Not applicable to this technical report.

# 18 MARKET STUDIES AND CONTRACTS

Not applicable to this technical report.

# 19 ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

During the exploration licence granting process, the Project was not deemed to pose a serious environmental risk and, as such, does not require an environmental licence or registration.

## 19.1 Drilling Operation Plan

In 2020, Excellon, on behalf of Globex, applied for the permission of a Drilling Operation Plan, which included the following Mining Authority's environmental requirements:

- To set up and to keep the drill rig in the best technical standing,
- To keep time windows between April and Mid-August for bird protection at drill sites near the forest,
- To use water of potable quality for the flush,
- To use only drill additives less than or equal to Water Endangering Class 1,
- To be aware of noise level according to the legal limits of TA Lärm.

The permission included the compliance for exception of §21 Repository Site Selection Act (StandAG) of the Federal Office for the Safety of Nuclear Waste Disposal (Bundesamt für die Sicherheit der nuklearen Entsorgung – BASE).

In case of exceeding a stipulated noise level when drilling in proximity to residential areas, a mobile noise protection barrier will be installed to reduce noise levels to the acceptable level.

The drilling operation plan permission includes the exceptional permission for drilling in protected parts of the landscape (Striegis Valleys).

Additionally, land access agreements with landowners and land users were negotiated and completed by Excellon for each drill site and access line crossing the parcels of individual landowners and land users.

Drill site conditions before the commencement of site preparation and after remediation of the site and accesses were documented. Following the completion of the remediation, the landowners and land users signed written confirmation documents.

For continuous drilling work (24/7, including Sunday and holidays) Excellon was granted special permission in accordance with SächsSFV.

## 19.2 Water Permitting

The Drilling Operation Plan includes a requirement to use only water of potable quality for the flush and use only drill additives less than or equal to Water Endangering Class 1.

The flush water was circulated with no discharge into the environment. The drilling mud was separated and externally disposed of by a specific waste disposal company (Becker Umweltdienste GmbH). All waste disposal was documented, as required by the Mining Authority of Saxony.

Drill position and drill orientation were checked before the start of the drilling by an accredited mining surveyor (Markscheider Uwe Klöden on behalf of EZW) to prove compliance with the Drilling Operation Plan and to prevent flush loss, which might occur due to drilling into old workings.

The compliance with the permit stipulations as well as the full and safe functioning of the drilling equipment and the safety status of the drill sites were checked before the start of every drill hole and supervised daily during the drilling program by Fugro and EZW.

A baseline study of surface and groundwater qualities was completed before the start of the drilling program by EZW (Kühn, 2020).

No special water protection areas were affected by the drilling program therefore, no preliminary water quality assessment was required for the drilling program.

## 19.3 Health

Excellon and the drilling contractor implemented a sanitation protocol to safeguard health and safety at the drill sites in light of the COVID-19 pandemic. The protocol was observed by the drillers and monitored by the Health, Safety, and Environment ("HSE") inspector and Fugro.

## 19.4 Community Relations and Social Impact

The Project region has a rich 850-year mining tradition. With this background, most of the municipalities and residents are familiar with historical mining and exploration. Excellon and its contractors have respectful and productive relationships with the local authorities and residents.

The majority of the landowners and land users affected by the drilling cooperated with Excellon in securing land access agreements, with only temporal limitations being given to allow for a window to conduct crop-cutting.

Since the inception of the Project, Excellon has introduced an early stakeholder registration and engagement program.

A community relations program being carried out by Excellon is professionally run and includes:

- At least twice weekly updates about the project progress to the Mining Authority of Saxony via email,
- Information meetings with the mayors of the affected communities,
- Written project information, published in the local newspapers and the community administration offices,

- Meetings with directly affected landowners, land users, and residents of the drill site adjacent communities,
- Meetings with local knowledge carriers and influencers,
- Public project information meetings with local communities, and
- Informal meetings with the representatives of the Monument Conservation Agency and the UNESCO World Heritage office.

Excellon has contributed to the local economy by contracting local transportation, construction, tree cutting, surface restoration, hospitality, accommodation and flush water supply companies as well as consumables and the core storage facility.

# 20 CAPITAL AND OPERATING COSTS

Not applicable to this technical report.

# 21 ECONOMIC ANALYSIS

Not applicable to this technical report.

# 22 ADJACENT PROPERTIES

The polymetallic epithermal system of the Project is part of the Erzgebirge-Krušné hory metallogenic province that includes several magmatic-hydrothermal ore deposits. Most of these are hosted by metasediments and are related to extensive Carboniferous to Permian magmatic activity during the late- and post- orogenic development of the Variscan orogeny (Baumann *et al.,* 2000). The deposits include epithermal systems, greisen and skarn districts as well as five-element and fluorite-barite veins. Furthermore, sediment-hosted, epigenetic uranium deposits are located in the Erzgebirge and adjacent regions.

Similar to the Bräunsdorf licence and the adjacent extensively mined central sector of the Freiberg district, the ore deposits of Erzgebirge-Krušné hory metallogenic province have mostly seen historical production. The area experienced an exploration and mining boom during the GDR government in the second half of the 20$^{th}$ century, with main targets being uranium and tin. Today, the German part of the Erzgebirge-Krušné hory is host to several mining and exploration projects (Figure 22-1 and Table 22-1).

In 2012 the Saxon state government introduced the Saxon Raw Material Strategy, which aims to improve opportunities in the raw materials industry over the long term, and further established the Free State Saxony as a mining-friendly jurisdiction (www.rohstoffstrategie.sachsen.de). The guidelines and objectives of the Saxon Raw Material Strategy are as follows:

- Local primary raw materials – To establish the framework conditions for extracting raw materials in such a way as to enable profitable mining over the long term,
- Secondary raw materials – To establish Saxony as a hub for the reclamation industry in Germany and Europe,
- Hub of the raw material economy – To promote networking between stakeholders in the raw material economy,
- International co-operations – Building contacts to market know-how in raw materials,
- Saxon raw material research – To strengthen, expand and enable closer networking of existing structures in university/non-university fields,
- Experts for the raw material economy – To boost the training of local and foreign specialists and managers,

- Saxon administration – To maintain and adapt existing administrative structures in accordance with the requirements of the raw material economy, and
- Awareness of raw materials – To work towards a knowledge-based, ideology-free awareness of raw materials in the community.

**Figure 22-1**
**Mining permissions on ores, fluorite and barite published by the Sächsisches Oberbergamt on 11 June 2021**


SACHSEN-
ANHALT
BRANDENBURG
REPUBLIK
POLEN
LEIPZIG
THÜRINGEN
CHEMNITZ
FREIBERG
DRESDEN
TSCHECHISCHE
REPUBLIK
BAYERN
Nordsachsen
Meißen
Bautzen
Görlitz
Leipzig
Mittelsachsen
Zwickau
Schleife B
Hohwald 2
ENDRA
Mohorn
Erzgebirge
Geyerscher
Wald II
Erzgebirgskreis
Geyer
Pöhla SME
Niederschlag
Rittersgrün
Zinnwald
Falkenhain
Frauenstein
Bergbauberechtigungen
auf Erze und Spate
Stand 11. Juni 2021
Erteilte Erlaubnisse zur Aufsuchung zu gewerblichen Zwecken
Erteilte Bewilligungen
Verliehenes Bergwerkseigentum
Erteilte Erlaubnisse zur großräumigen Aufsuchung
Quelle: Sächsisches Oberbergamt Freiberg

Source: Excellon (2021) June 2021

## 22.1 Active mining

The Niederschlag fluorite-barite vein deposit is exploited by an underground mine operated by Erzgebirgische Fluss- und Schwerspatwerke GmbH, most recently a subsidiary of the Fluorchemie group, owned by Thanthos Chemical Industries and Fluorchemie Kronberg GmbH. The mine is located in Oberwiesenthal, 60 kilometres from Freiberg and was established in 2013.

Information on the Niederschlag mine currently is sourced from Erzgebirgische Fluss- und Schwerspatwerke GmbH's company website, https://www.efs-nha.de/.

## 22.2 Granted mining permissions

In 2021 three mining projects were granted mining licences in accordance with §8 Federal Mining Law (BBergG) for the mining of state-owned raw materials and one Project is currently in operation.

The Zinnwald Li-Sn-W greisen deposit is located at the Czech Republic border 3 kilometres south of Altenberg, approximately 35 kilometres southeast of Freiberg. The recent exploration is executed by Deutsche Lithium GmbH, a full subsidiary of Zinnwald Lithium Plc. In 2017 Deutsche Lithium GmbH was granted a mining licence and has completed a feasibility study according to the NI 43-101 standard in 2019 and updated in 2020, estimating a total mineral reserve of 31.2 Mt ore averaging 3,000 ppm Li. Currently the Optional Framework Operation Plan for the Zinnwald mine is in the permission process.

Information on the Zinnwald project is sourced from Deutsche Lithium GmbH's company website, http://www.deutschelithium.de/en/home/.

The Rittersgrün Project is located near the Czech Republic border south of Schwarzenberg, approximately 60 kilometres southwest of Freiberg. Since August 2021, First Tin Ltd., formerly trading as Anglo Saxony Mining Ltd., holds a 100% interest in the project through its subsidiary Saxore Bergbau GmbH. In 2020 Saxore Bergbau GmbH finalized a Pre-Feasibility Study and was granted a mining licence in the Rittersgrün property. The licence area covers the polymetallic tin-zinc-iron-indium deposits of Hämmerlein-Tellerhäuser and Breitenbrunn, which combine skarn and greisen mineralization.

Information on the Rittersgrün project is sourced from Saxore Bergbau GmbH's company website, https://www.saxorebergbau.com/en/.

The property of the Pöhla SME project borders the Rittersgrün licence area and is owned by the Saxony Minerals & Exploration AG (SME), a privately owned stock company. The Pöhla-Globenstein deposit is a polymetallic skarn containing tungsten, tin, zinc, copper, iron and indium. In 2012 Saxony Minerals & Exploration AG (SME) obtained the mining rights and a permit to extract the mineral resources on its Pöhla (SME) property. Shaft sinking of the future weathering shaft was finished in 2020. Currently the Obligatory Framework Operation Plan for the Pöhla-Globenstein mine is in the permission process.

Information on the Pöhla project is sourced from Saxony Minerals & Exploration AG's company website, https://smeag.de/index.php/en/.

**Table 22-1**
**Overview of the existing exploration permissions on ores, fluorite and barite published by the Sächsisches Oberbergamt as of June 11th, 2021**

| Property | Valid until | Commodity | Permit Holders |
|---|---|---|---|
| Erzgebirge | 31/12/2022 | Sn, W, Sb, Be, Pb, B, Cd, Fe, Ga, Ge, Au, Hf, In, Cu, Li, Mo, Nb, Rb, Sc, Se, Ag, Ta, Te, V, Bi, Y, Zn, Zr, barite, fluorite | Beak Consultants GmbH, Freiberg |
| Gottesberg II | 06/12/2022 | Cs, Ga, Au, In, Cu, Li, Mo, Re, Rb, Sc, Ag, Ta, Te, Bi, Zn, Sn | Saxore Bergbau GmbH, Freiberg |
| Bräunsdorf | 30/09/2022 | Pb, Au, Cu, Ag, Zn, graphite, barite, fluorite | Globex Mining Enterprises Inc. |
| Frauenstein | 15/03/2024 | Sb, Pb, Au, Co, Cu, Ag, Zn, barite, fluorite | Saxony Silver Corp. |
| Mohorn | 15/03/2024 | Pb, Au, Cu, Ag, Zn, graphite, barite, fluorite | Saxony Silver Corp. |
| Oederan | 15/03/2024 | Pb, Au, Cu, Ag, Zn, graphite, barite, fluorite | Saxony Silver Corp. |
| Hegelshöhe | 31/01/2023 | Sn, Cu, Bi, W, Zn, Mo, Ag, Au, In, Ga, Cs, Re, Rb, Ta, Li, Sc, Te, barite, fluorite | Trilithium Erzgebirge GmbH, München |
| Falkenhain | 31/12/2022 | Cs, Ga, Ge, Au, In, La, lanthanides, Li, Mo, Nb, Rb, Sc, Ag, Ta, Bi, W, Y, Sn, Zn, | Deutsche Lithium GmbH, Freiberg |
| Erzgebirgsnordrand | 01/12/2021 | Sn, Pb, Au, In, Co, Cu, Li, Mo, Ag, Bi, W, Zn, barite, fluorite | Beak Consultants GmbH, Freiberg |
| Klingenthal 2 | 31/12/2022 | Sn, Be, Pb, Au, Cu, Li, Mo, Ag, Ta, W, Zn, Co, barite, fluorite | TGER PTY. Ltd. (West Perth, Australien) |
| Geyer | 31/01/2022 | As, Pb, Ga, In, Cd, Co, Cu, Mo, Ag, Bi, W, Zn, Sn, fluorite | Saxony Minerals & Exploration - SME-AG |
| ENORA | 31/03/2023 | Cr, Au, Co, Cu, Ni, Ag, V | Saxony Minerals & Exploration-SME-AG |
| Geyerscher Wald II | 31/01/2022 | Sn, Zn, W, Mo, Cu, Fe, As, Pb, Ag, Au, Mn, Ti, Al, In, Ga, Ge, Ta, Sc, La, Y, barite, fluorite | Helmholtz-Zentrum Dresden-Rossendorf e.V., Dresden |
| Elterlein | 01/12/2023 | Sn, Pb, Au, In, Cu, Mo, Ag, Ta, W, Zn, barite, fluorite | Saxony Minerals & Exploration - SME-AG |
| Altenberg DL | 15/02/2024 | Cs, Ga, Ge, Au, In, La, lanthanides, Li, Mo, Nb, Rb, Sc, Ag, Ta, Bi, W, Y, Sn, Zn | Deutsche Lithium GmbH, Freiberg |
| Hohwald 2 | 30/09/2023 | Ni, Pt, Co, Cu, Au, Ag | Nickelhütte Aue GmbH, Aue |
| Kühberg | 31/08/2023 | Sn, Li, W, Mo, In, Ta, Cu, Pb, Zn, Co, Ag, Au, Be, barite, fluorite | Beak Consultants GmbH, Freiberg |
| Bockau | 30/09/2023 | Sn, W, Mo, In, Cu, Pb, Zn, Co, Ag, Au, barite, fluorite | Beak Consultants GmbH, Freiberg |
| Sadisdorf DL | 30/06/2026 | Cs, Ga, Ge, Au, In, La, Lanthanides Li, Mo, Nb, Rb, Sc, Ag, Ta, Bi, W, Y, Sn Zn | Deutsche Lithium GmbH, Freiberg |

## 22.3 Granted exploration permissions

In addition of the "Bräunsdorf" exploration permission, Saxony Silver successfully applied for three new exploration permissions in early 2021, granted by the Mining Authority of Saxony as follows (Table 22-2):

**Table 22-2**
**Additional exploration licences granted to Saxony Silver in 2021**

| Property | Expiry Date | Commodity |
|---|---|---|
| Frauenstein | 15/03/2024 | Sb, Pb, Au, Co, Cu, Ag, Zn, barite, fluorite |
| Mohorn | 15/03/2024 | Pb, Au, Cu, Ag, Zn, graphite, barite, fluorite |
| Oederan | 15/03/2024 | Pb, Au, Cu, Ag, Zn, graphite, barite, fluorite |

Several other exploration properties are located adjacent to the Bräunsdorf project area (Table 22-11).

# 23 OTHER RELEVANT DATA AND INFORMATION

Not applicable to this technical report.

# 24 INTERPRETATION AND CONCLUSIONS

## 24.1 Interpretation

The Bräunsdorf exploration licence extends over a more than 36 kilometres long and 1 kilometre to 5 kilometres wide hydrothermal (low to intermediate -sulfidation epithermal) vein system. The area is distinguished by numerous historical mining camps, from Bräunsdorf in the southwest to Scharfenberg in the northeast. The veins tend to dip to the northwest at 45-75° and strike southwest, although the orientation may vary locally. The most favourable sites for extensional veins (including stockwork zones and replacement) with epithermal mineralization are gneissic units, graphitic mica schist, and mafic volcanics and the respective lithological contacts, particularly the contacts between the transition zone and the mica schist unit, and mafic volcanics and mica schist units.

Historical production and the majority of exploration in the area have traditionally targeted mineralization hosted by gneissic units, graphitic mica schist, particularly along the contacts between the transition zone and the mica-schist unit. During the 2020 drill campaign, significant mineralization was encountered in mafic volcanics along the mafic volcanics and mica schist contact in the Reichenbach and Grauer Wolf target areas. This newly discovered mineralization opens up previously unexplored and untested areas along the mafic volcanics-mica schist contact to exploration.

The results of exploration activities carried out by Globex and Excellon have confirmed further continuity of the epithermal vein system known from historical mining records.

## 24.2 Conclusions

The QP considers that the drilling, logging, sampling, laboratory analysis, and QAQC procedures adopted by Excellon are consistent with generally recognized industry best practices, and that the Project database is of sufficient quality to form a basis for ongoing exploration and ultimately, Mineral Resource estimation.

# 25 RECOMMENDATIONS

Geological setting, historical mining, and the exploration results to date present substantial evidence of polymetallic mineralization and justify additional technical studies and exploration expenditures.

The goal of the technical studies and exploration activities is to evaluate the conceptual economic viability of the Project by further constraining the location, geometry, and composition of mineralization.

Additional drilling is recommended around the Bräunsdorf, Reichenbach, Grauer Wolf, Siegfried, and Großvoigtsberg targets. In order to improve the geological confidence and expand the known mineralization, further investigation should focus along strike as well as to depth below the historical mine workings. Due to a tightly constrained land-access period in 2020, drilling at Reichenbach target could not be carried out as planned. More follow-up drilling is required laterally and at depth of the historically known and recently encountered mineralized structures.

Mineral exploration work consisting of drilling and soil sampling completed to date covered a relatively small portion of the Project area. The presence of significant structural elements and multiple undrilled vein occurrences that were identified through soil/float sampling and geophysics suggest high exploration potential of the remaining part of the property. In particular, exploration drilling at the untested Oberguna target and examination of an area near Langhennersdorf with highly anomalous soil samples are options for further exploration work, albeit of lower priority.

Magnetic and gravimetric surveys proved to be very useful for delineating geological contacts and regional tectonic elements associated with the emplacement of polymetallic veins. As a consequence of the limited spatial coverage, inconsistent resolution and data quality of the airborne and ground magnetic surveys carried out by Globex in 2019, further magnetic surveys are recommended in selected areas of the property.

The QP supports Excellon's proposed work program as summarised in Table 25-1 and outlined below:

- Step-out diamond drilling at Bräunsdorf to assess the extent and nature of mineralization below workings of the historical Neue Hoffnung Gottes Mine.
- Step-out diamond drilling at Grauer Wolf and Reichenbach to confirm the continuity of the known mineralization along the strike and towards depth.
- Step-out diamond drilling at Großvoigtsberg to confirm continuity of the known mineralization along the strike and towards depth, particularly in the areas where rich ore shoots were documented during historical mining.
- Drill testing of magnetic lineaments and inferred geological contacts near Grauer Wolf and Reichenbach.
- Drill testing of magnetic lineaments and inferred geological contacts at Siegfried, which are interpreted to be an extension of the Bräunsdorf mineralization towards southwest.

- Drill testing of magnetic lineaments and inferred geological contacts at Obergruna where historical mapping indicates the presence of mineralized veins.
- Fence drilling at Langhennersdorf to test soil anomalies.
- An airborne magnetic survey in selected areas to complement the dataset that was obtained during the earlier surveys.
- Rock magnetic susceptibility study on available drill core for all target areas and all encountered lithologies to support the interpretation of available and future magnetic survey data.
- Soil sampling calibration study with lines crossing known mineralization to test geochemical response.
- Archive work, digitizing and georeferencing historical mine plans etc.
- Regional exploration work on the rest of the Project.

The exploration work program will be results driven and advancing to a subsequent phase will be contingent on positive results in the previous phase.

**Table 25-1**

**The total estimated cost of the recommended exploration program is 15.6 million CAD**

| Description | Units | Total Costs (CAD) |
|---|---|---|
| Drilling (Year 1) – extending and defining known mineralization | 8,250 | 2,970,000 |
| Drilling (Year 1) – well supported regional targets | 2,500 | 900,000 |
| Drilling (Year 2) – resource definition and other regional targets | 12,000 | 4,320,000 |
| Drilling (Year 3) – resource definition and other regional targets | 13,000 | 4,680,000 |
| **Subtotal drilling** | | **12,870,000** |
| Ground magnetic surveys | | 275,000 |
| Assays Core Samples (Year 1-3) | 10,900 | 655,000 |
| Soil Geochemistry (Year 1 & 2) | 4,000 | 240,000 |
| Geological and mineralogical studies | | 25,000 |
| Core storage facility and office rent | - | 150,000 |
| 3D modelling, resource estimation, preparation of updated technical report | | 275,000 |
| **Subtotal** | | **1,345,000** |
| Contingency (~10%] | | 1,422,000 |
| **Total** | | **15,637,000** |

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# APPENDIX 1: Glossary of Abbreviations and Technical Terms

| *Abbreviation* | Description |
|---|---|
| *AAS* | Atomic absorption spectroscopy |
| *Ag* | Chemical symbol for silver |
| *ANSWT* | Ambient Noise Surface Wave Tomography |
| *BV* | Bureau Veritas |
| *CRM* | Certified Reference Material |
| *Cu* | Chemical symbol for copper |
| *CV* | Coefficient of variance |
| *DD* | Diamond drilling |
| *EM* | Electromagnetic geophysical survey |
| *EZW* | Erzgebirgische Zinn-Wolfram GmbH |
| *GPS* | Global positioning system |
| *HA* | Hyperspectral analysis |
| *HIF* | Helmholtz Institute |
| *HSE* | Health, Safety and Eironment |
| *ICP* | Inductively coupled plasma |
| *ICP-ES* | Inductively coupled plasma emission spectroscopy |
| *ICP-MS* | Inductively coupled plasma mass spectroscopy |
| *IP* | Induced polarisation geophysical survey |
| *JORC* | Joint Ore Reserves Committee |
| *Ma* | Million years. |
| *Mamsl* | Meters above mean sea level |
| *MLA* | Mineral Liberation Analysis |
| *Moz* | Million ounces |
| *MRE* | Mineral Resource Estimate |
| *NE* | Northeast |
| *oz* | Troy ounce |
| *Pb* | Chemical symbol for lead |
| *QA* | Quality assurance |
| *QP* | Qualified Person |
| *QAQC* | Quality Assurance and Quality Control |
| *SG* | Specific gravity |
| *Sn* | Chemical symbol for tin |
| *SW* | Southwest |
| *t* | Metric tonne |
| *Zn* | Chemical symbol for zinc |

| *Technical Term* | **Description** |
|---|---|
| *Airborne magnetic surveys* | Surveys flown by helicopter or fixed wing aircraft to measure the magnetic susceptibility of rocks at or near the earth's surface. |
| *Argentopyrite* | A moderately rare sulfide mineral with formula $AgFe_2S_3$ |
| *Alteration* | Changes in the mineralogical composition of a rock as a result of physical or chemical processes such as weathering or penetration by hydrothermal fluids |
| *Allochthonous* | A large block of rock which has been moved from its original site of formation, usually by low angle thrust faulting. |
| *Alluvium* | Alluvium is loose clay, silt, sand, or gravel that has been deposited by running water in a stream bed, on a floodplain, in an alluvial fan or beach, or in similar settings. |
| *Amphibolite* | A metamorphic rock that contains amphibole, especially hornblende and actinolite, as well as plagioclase feldspar. |
| *Anatexis* | Anatexis is the partial melting of rocks. |
| *Ankerite* | Ankerite is a calcium, iron, magnesium, manganese carbonate mineral of the group of rhombohedral carbonates with formula: $Ca(CO_3)_2$. |
| *Anomaly (geochemical)* | An above-average concentration of a chemical element in a sample of rock, soil, vegetation, stream, or sediment; indicative of nearby mineral deposit. |
| *Anticline* | A type of fold that is an arch-like shape and with the oldest beds in the core. |
| *Aureole* | An area of rock altered in composition, structure, or texture by contact with an igneous intrusion. |
| *Autochthonous* | A large block or mass of rock which is in the place of its original formation relative to its basement or foundation rock. |
| *Barite* | Baryte, barite or barytes is a mineral consisting of barium sulfate with the chemical formula $BaSO_4$. |
| *Basin* | A large sediment-filled and fault-bounded depression resulting from extension of the crust. |
| *Basement* | The rocks below a sedimentary platform or cover, or more generally any rock below sedimentary rocks or sedimentary basins that are metamorphic or igneous in origin. |
| *Biotite* | Biotite is a common group of phyllosilicate minerals within the mica group, with the approximate chemical formula K $_3$AlSi $_3$O $_{10\ 2}$. |
| *Breccia* | A rock composed of broken fragments of minerals or rock cemented together by a fine-grained matrix that can be similar to or different from the composition of the fragments. |
| *CAD* | Canadian dollars |
| *Cambrian* | The first geological period of the Paleozoic Era which lasted from the end of the preceding Ediacaran Period 541 Ma to the beginning of the Ordovician Period 485 Ma. |
| *Carbonate* | A rock, usually of sedimentary origin, composed primarily of calcium, magnesium or iron and $CO_3$. Essential component of limestones and marbles. |
| *Carboniferous* | A geologic period aof the Paleozoic from the end of the Devonian 359 Ma to the beginning of the Permian 298 Ma. |
| *Chalcedony* | A cryptocrystalline form of silica composed of very fine intergrowths of quartz and moganite. |
| *Chlorite* | A green sheet silicate mineral that forms during the early stages of metamorphism. |
| *Cretaceous* | A geological period that lasted from about 145 to 66 Ma. |
| *Dacite* | A volcanic rock formed by rapid solidification of lava that is high in silica and low in alkali metal oxides. |

| | |
|---|---|
| *Devonian* | A geologic period of the Paleozoic from the end of the Silurian, 419 Ma, to the beginning of the Carboniferous, 359 Ma. |
| *Diamond drilling* | Method of obtaining cylindrical core of rock by drilling with a diamond set or diamond impregnated bit |
| *Dike* | A sheet of rock that is formed in a fracture of a pre-existing rock body. |
| *Dolomite* | An anhydrous carbonate mineral composed of calcium magnesium carbonate, ideally $CaMg(CO_3)_2$. |
| *Erzgebirge* | "German Ore Mountains" |
| *Epithermal* | Epithermal deposits are hydrothermal vein, stockwork, disseminated, and replacement deposits mined primarily for their silver and gold contents, and to a lesser extent, base metals. These deposits form in the uppermost parts of the crust at depths less than about 1,500 m and at temperatures below about 300 °C. |
| *Fault* | A fracture or fracture zone, along which displacement of opposing sides has occurred |
| *Felsic* | An adjective describing igneous rocks that are relatively rich in elements that form feldspar and quartz. |
| *Fire Assay* | Lead collection fire assay using carefully selected fluxes specially formulated for the mineralogy of each sample type. Samples submitted for ppb detection of gold are fused in a dedicated low level furnace, the resultant prill digested and gold content determined typically by AAS. |
| *Fluorite* | The mineral form of calcium fluoride, $CaF_2$, belonging to the halide minerals. |
| *Foliation* | Refers to repetitive layering in metamorphic rocks. |
| *Footwall* | The block of rock which lies on the underside of an inclined fault or of a vein of mineral. |
| *Freibergite* | A complex sulfosalt mineral of silver, copper, iron, antimony and arsenic with chemical formula $(Ag,Cu,Fe)_{12}(Sb,As)_4S_{13}$. |
| *Freieslebenite* | A sulfosalt mineral composed of antimony, lead, and silver with chemical formula $AgPbSbS_3$. |
| *Gabbro* | A mafic intrusive igneous rock formed from the slow cooling of magnesium-rich and iron-rich magma. |
| *Galena* | A lead sulfide mineral with a chemical composition of PbS. |
| *Gangue* | The commercially worthless material that surrounds, or is closely mixed with, a wanted mineral in an ore deposit. |
| *Gondwana* | An ancient supercontinent that broke up about 180 million years ago. |
| *Gneiss* | A foliated metamorphic rock identified by its bands and lenses of varying mineral composition. |
| *Granite* | A coarse-grained intrusive igneous rock composed mostly of quartz, alkali feldspar, and plagioclase |
| *Greywacke* | A variety of sandstone with poorly sorted angular grains of quartz, feldspar, and small rock fragments or lithic fragments set in a compact, clay-fine matrix. |
| *Hanging Wall* | The block of rock which lies on the upper side of an inclined fault or of a vein of mineral. |
| *Hornfels* | A metamorphic rock formed by the contact between mudstone, shale or other clay-rich rock. |
| *Hydrothermal* | Refers to high-temperature aqueous solutions at high vapor pressures. |
| *Hyperspectral Imaging* | Collection and processing of information from across the electromagnetic spectrum |
| *Igneous* | Formed through the cooling and solidification of magma or lava. |
| *Induced Polarization* | Induced polarization (IP) is a geophysical imaging technique used to identify subsurface materials and mineralization in particular. An electric current is induced into the subsurface through two electrodes, and voltage is monitored through two other electrodes. Time domain IP methods measure the voltage decay or chargeability over a specified time interval after the induced voltage is removed. |

| | |
|---|---|
| *Intrusive* | An igneous rock that formed from magma that cooled and solidified within the Earth's crust |
| *Lamprophyre* | An ultrapotassic igneous rock. |
| *Latite* | A porphyritic effusive rock composed of phenocrysts of plagioclase and K-feldspar. |
| *Laurussia* | A minor supercontinent which formed in the Devonian period. |
| *Lineament* | A significant linear feature of the earth's crust |
| *Lithology* | Rock type |
| *Mafic* | A silicate mineral or igneous rock rich in magnesium and iron. |
| *Magmatic* | Any process that affects the melting or crystallization of a magma. |
| *Magnetic survey* | Geophysical survey measuring the magnetic field intensity of rocks at various stations |
| *Marble* | A metamorphic rock composed of recrystallized carbonate minerals. |
| *Marcasite* | An iron sulfide mineral with a chemical composition of $FeS_2$. |
| *Metamorphic* | Relating to changes at depth in the mineral and chemical composition and texture of a solid rock caused by heat, pressure, chemical environment and shear stress |
| *Metasediment* | A sedimentary rock that shows evidence of having been subjected to metamorphism |
| *Metavolcanic* | A volcanic rock that shows evidence of having been subjected to metamorphism |
| *Miargyrite* | A sulfide of silver and antimony with the formula $AgSbS_2$. |
| *Mineral Resource* | A Mineral Resource is a concentration or occurrence of solid material or economic interest in or on the Earth's crust in such form, grade (or quality), and quantity, that there are reasonable prospects for eventual economic extraction. The location, quantity, grade (or quality), continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge,including sampling.Mineral Resources are subdivided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. |
| *Mineralization* | The process by which minerals are introduced into a rock resulting in the formation a mineral deposit |
| *Muscovite* | A hydrated phyllosilicate mineral of aluminium and potassium. |
| *Nappe* | A large sheetlike body of rock that has been moved more than 2 kilometres above a thrust fault from its original position. |
| *Ore Shoot* | An area of concentration containing ore. |
| *Orogenic* | Relating to the formation of structures such as folds and thrusts during a period of mountain-building |
| *Orthoclase* | A feldspar mineral with a chemical composition of $KalSi_3O_8$. |
| *Orthogneiss* | A gneiss with mineralogy and texture indicating derivation from a phaneritic igneous rock protolith. |
| *Palaeoproterozoic* | Early Proterozoic era of geological time, 2,500 to 1,600 million years ago |
| *Palaeozoic* | The span of geological time between the beginning of the Cambrian (542 Ma (million years ago) to the end of the Permian (251 million years ago) |
| *Paragneiss* | A gneiss with mineralogy and texture indicating derivation from a sedimentary rock protolith. |
| *Permian* | A geologic period from the end of the Carboniferous Period 299 Ma to the beginning of the Triassic 252 Ma. |
| *Phyllite* | A type of foliated metamorphic rock created from slate that is further metamorphosed so that very fine grained white mica achieves a preferred orientation. |
| *Plagioclase* | A feldspar mineral. |

| | |
|---|---|
| *Precambrian* | The span of geological time between formation of the Earth around 4500 Ma (million years ago) to the beginning of the Cambrian, around 542 Ma |
| *Protolith* | The original, unmetamorphosed rock from which a given metamorphic rock is formed. |
| *Quaternary* | The current and most recent of the three periods of the Cenozoic Era in the geologic time scale from 2.588 Ma to the present. |
| *Proterozoic* | A period of geological history dating from about 2 500 to 540 million years ago, subdivided into the Palaeo-, Meso- and Neoproterozoic |
| *Pyrargyrite* | A sulfosalt mineral consisting of silver sulfantimonite, $Ag_3SbS_3$. |
| *Pyrostilpnite* | A silver antimony sulfide polymorphous with pyrargyrite. |
| *Pyrite* | An iron sulfide with the chemical formula $FeS_2$. |
| *Rhodochrosite* | A manganese carbonate mineral with chemical composition $MnCO_3$. |
| *Rhyolite* | The most silica-rich of volcanic rocks. |
| *Schist* | A medium-grained metamorphic rock showing pronounced schistosity. |
| *Siderite* | Aa mineral composed of iron(II) carbonate ($FeCO_3$). |
| *Sphalerite* | A sulfide mineral with the chemical formula (Zn,Fe)S. |
| *Strike* | Horizontal direction or trend of a geological structure |
| *Strike-Slip Fault* | A fracture in the rocks of Earth's crust in which the rock masses slip past one another parallel to the strike. |
| *Stockwork* | A complex system of structurally controlled or randomly oriented veins. |
| *Sulphide* | A mineral containing sulphur with a metal or semi-metal, e.g. pyrite |
| *Syenite* | A coarse-grained intrusive igneous rock with a general composition similar to that of granite, but deficient in quartz. |
| *Tertiary* | A geologic period from 66 to 2.6 Ma. |
| *Tetrahedrite* | A common sulfosalt mineral, an antimony sulfide of copper, iron, zinc, and silver $(Cu,Fe,Zn,Ag)_{12}Sb_4S_{13}$ |
| *Triassic* | A geologic period from the end of the Permian 252 Ma to the beginning of the Jurassic 201 Ma. |
| *Tuff* | A type of rock made of volcanic ash ejected from a vent during a volcanic eruption. |
| *Ultramafic* | An igneous rocks composed chiefly of mafic minerals. |
| *Variscan Orogeny* | A geologic mountain-building event caused by Late Paleozoic continental collision between Euramerica and Gondwana to form the supercontinent of Pangaea. |
| *Vein* | A distinct sheetlike body of crystallized minerals within a rock. |
| *Volcaniclastics* | A rock or unconsolidated deposit must have more than 10% by volume of volcanic debris. |

# APPENDIX 2: QAQC CHARTS

## CRM Control Charts


a)
QC: OREAS-134b - Ag
+3 SD
-3 SD
Ag (ppm)
Sequential Number
b)
QC: OREAS-134b - Zn
+3 SD
-3 SD
Zn (pct)
Sequential Number
c)
QC: OREAS-621 - Ag
+3 SD
-3 SD
Ag (ppm)
Sequential Number
d)
QC: OREAS-621 - Au
+3 SD
-3 SD
Au (ppm)
Sequential Number
e)
QC: OREAS-621 - Pb
+3 SD
-3 SD
Pb (pct)
Sequential Number
f)
QC: OREAS-621 - Zn
+3 SD
-3 SD
Zn (pct)
Sequential Number


g)
QC: OREAS-623 - Ag
Ag (ppm)
+3 SD
-3 SD
Sequential Number
h)
QC: OREAS-623 - Au
Au (ppm)
+3 SD
-3 SD
Sequential Number
i)
QC: OREAS-623 - Zn
Zn (pct)
+3 SD
-3 SD
Sequential Number
j)
QC: OREAS-623 - Pb
Pb (pct)
+3 SD
-3 SD
Sequential Number

## Blank Sample Control Charts


QC: Blank - Ag
Ag (ppm)
Sequential Number
QC: Blank - Au
Au (ppb)
Sequential Number
QC: Blank - Zn
Zn (ppm)
Sequential Number
QC: Blank - Pb
Pb (ppm)
Sequential Number

## Field Duplicate Scatterplots


Field Duplicates, Ag g/t
Original Ag g/t
Duplicate Ag g/t
10
1
0.1
0.1
1
10


Field Duplicates, Pb ppm
Original Pb ppm
Duplicate Pb ppm
1000
100
10
1
1
10
100
1000


Field Duplicates, Zn ppm
Original Zn ppm
Duplicate Zn ppm
1000
100
10
1
1
10
100
1000

## Laboratory Duplicate Scatterplots


Laboratory Duplicates, Ag
Original Ag g/t
Duplicate Ag g/t
0.1
1
10
0.1
1
10


Laboratory Duplicates, Au
Original Au ppb
Duplicate Au ppb
0.1
1
10
100
1000
0.1
1
10
100
1000


Laboratory Duplicates, Zn
Original Zn ppm
Duplicate Zn ppm
1
10
100
1000
10000
1
10
100
1000
10000


Laboratory Duplicates, Pb
Original Pb ppm
Duplicate Pb ppm
0.1
1
10
100
1000
10000
0.1
1
10
100
1000
10000

## Laboratory Replicate Scatterplots


Laboratory Replicates, Ag
Original Ag g/t
Duplicate Ag g/t
0.1
1
10


Laboratory Replicates, Au
Original Au ppb
Duplicate Au ppb
0.1
1
10
100
1000
10000


Laboratory Replicates, Zn
Original Zn ppm
Duplicate Zn ppm
1
10
100
1000
10000
100000
1000000


Laboratory Replicates, Pb
Original Pb ppm
Duplicate Pb ppm
1
10
100
1000
10000
100000

## Umpire Check Sample Scatterplots


Umpire Checks, Ag g/t
Original Ag g/t
Umpire Ag g/t
1000
100
10
1
0.1
0.1
1
10
100
1000


Umpire Checks, Pb ppm
Original Pb ppm
Umpire Pb ppm
1000
100
10
1
0.1
0.1
1
10
100
1000


Umpire Checks, Zn ppm
Original Zn ppm
Umpire Zn ppm
1000
100
10
1
0.1
0.1
1
10
100
1000

## CERTIFICATE of QUALIFIED PERSON

This Certificate of Qualified Person has been prepared to meet the requirements of National Instrument 43-101 Standards of Disclosure for Mineral Projects, Part 8.1.

**a) Name, Address, Occupation:**

Michael J. Robertson

The MSA Group (Pty) Ltd, Henley House, Greenacres Office Park, Cnr Victory & Rustenburg Roads, Victory Park, 2195, Johannesburg, South Africa.

Geologist employed as Principal Consultant.

**b) Title and Effective Date of Technical Report:**

"**Silver City Project, Bräunsdorf Licence, Saxony, Germany - NI 43-101 Technical Report**", with an effective date of September 17, 2021 (the "Technical Report")

**c) Qualifications, Relative Experience, and professional Associations:**

I graduated from the University of the Witwatersrand, Johannesburg, South Africa, with a Bachelor of Science in Engineering (Mining Geology) in 1985 and a Master of Science in 1989. I am a Professional Natural Scientist (Pr.Sci.Nat. 400005/92) registered with the South African Council for Natural Scientific Professions, a Member of the Australasian Institute of Mining and Metallurgy (Membership No. 316078) and a Fellow of the Geological Society of South Africa. I have practiced my profession continuously since 1989 and have experience in mineral exploration and geological consulting on projects throughout Africa and in the Middle East, Australia, Canada, Mexico, Russia and Kazakhstan. I have managed exploration projects, conducted mineral property reviews and exploration programme audits, authored independent technical reports for public reporting purposes, and contributed to scoping, prefeasibility and feasibility studies. I have specific and relevant experience in structurally controlled vein-type precious metal deposits. As a result of my qualifications and experience, I am a Qualified Person as defined in National Instrument 43-101.

**d) Personal Inspection:**

I visited the Silver City Project (the "Project") from 14 to 17 September 2021. The site visit included briefings from geology and exploration personnel, review of Project data, inspection of Project drill sites and drill core, and inspection of logging and sampling procedures.

**e) Responsibilities:**

I am responsible for all sections of this Technical Report.

**f) Independence:**

I am independent of Excellon Resources Inc. and Silver City Corp. in accordance with the application of Section 1.5 of National Instrument 43-101.

**g) Prior Involvement:**

I have had no prior involvement in the Project.

**h) Compliance with NI 43-101:**

I have read National Instrument 43-101 and Form 43-101FI and the Technical Report has been prepared in compliance with same.

**i) Disclosure:**

As of 22 December 2021, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated: 22 December 2021.

*("Original signed")*

Michael J. Robertson
Principal Consultant
The MSA Group (Pty) Ltd